UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2008

On August 6, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan information as to the registrant’s financial condition and results of operations at and for the three months ended June 30, 2008. Attached hereto is a copy of the press release, dated August 6, 2008, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2009. The consolidated financial information of the registrant in the press release was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, was prepared on the basis of accounting principles generally accepted in Japan. The financial information for the three months ended June 30, 2008 in the press release is unaudited.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: August 6, 2008

Financial Results Release	August 6, 2008
For the Three Months Ended June 30, 2008	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Representative: Satoshi Miura, President and Chief Executive Officer

Contact: Koji Ito, Head of IR, Finance and Accounting Department/ TEL (03)5205-5581

Scheduled date of filing quarterly securities report: August 7, 2008

1.	Consolidated Financial Results for the Three Months Ended June 30, 2008 (April 1, 2008 – June 30, 2008)

Amounts are rounded off to nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income (Loss)
Three months ended June 30, 2008	2,593,588	—	372,063	—	387,901	—	175,534	—
Three months ended June 30, 2007	2,585,272	(1.5)%	299,230	(16.7)%	311,381	(13.4)%	150,387	3.5%

Note:	Percentages above represent changes from the corresponding previous period.

	Earnings (Loss) per Share	Diluted Earnings per Share
Three months ended June 30, 2008	12,870.16 (yen)	— (yen)
Three months ended June 30, 2007	10,882.11 (yen)	— (yen)

Note:	The amounts in the three months ended June 30, 2007 have been changed from those previously released. See “6. Other” on page 16.

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
June 30, 2008	18,309,532	7,495,156	40.9%	549,545.11 (yen)
March 31, 2008	18,518,779	7,410,761	40.0%	543,361.19 (yen)

2.	Dividends

	Dividends per Share
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year ended March 31, 2008	—	4,500.00	(yen)	—	4,500.00	(yen)	9,000.00	(yen)
Year ending March 31, 2009	—		—	—		—		—
Year ending March 31, 2009 (Forecasts)	—	5,500.00	(yen)	—	5,500.00	(yen)	11,000.00	(yen)

Notes:	1. Change in forecasts of dividends during the three months ended June 30, 2008: None

2. Forecasts of dividends per share for the year ending March 31, 2009 do not reflect the stock split. For further details, please see “(Reference) Forecasts of Business Results and Dividends Reflecting Stock Split” on page 3.

3.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2009 (April 1, 2008 – March 31, 2009)

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income		Earnings per Share
Six months ending September 30, 2008	—	—	—	—	—	—	—	—	—
Year ending March 31, 2009	10,750,000	0.6%	1,160,000	(11.1)%	1,170,000	(11.5)%	500,000	(21.3)%	36,660.02 (yen)

Notes:	1. Percentages above represent changes from the previous period.

2. Change in consolidated financial results forecasts for the year ending March 31, 2009 during the three months ended June 30, 2008: None

3. As NTT evaluates the business performance on an annual basis, consolidated financial results forecasts for six months ending September 30, 2008 are not provided.

4. Forecasts of earnings per share for the year ending March 31, 2009 do not reflect the stock split. For further details, please see “(Reference) Forecasts of Business Results and Dividends Reflecting Stock Split” on page 3.

4.	Others

(1)	Change in significant consolidated subsidiaries (which resulted in changes in scope of consolidation): None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements:

(i)	Change due to revision of accounting standards and other regulations: Yes

(ii)	Others: None

(For further details, please see “Others” on page 8.)

(4)	Number of shares outstanding (common stock):

1.	Number of shares outstanding (including treasury stock):

June 30, 2008:	15,741,209 shares
March 31, 2008:	15,741,209 shares

2.	Number of treasury stock:

June 30, 2008:	2,102,372 shares
March 31, 2008:	2,102,471 shares

3.	Weighted average number of shares outstanding:

For the three months ended June 30, 2008:	13,638,834 shares
For the three months ended June 30, 2007:	13,819,655 shares

ø	Explanation for forecasts of operation and other notes:

With regard to the consolidated financial results forecasts, please refer to page 3.

With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 8 and 27.

The amounts in the three months ended June 30, 2007 have been changed from those previously released. See “6. Other” on page 16.

(Reference) Forecasts of Business Results and Dividends Reflecting Stock Split

In January, 2009, with implementation of the “Law for partial amendments to the Law concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), share certificates of listed companies are to take electronic form.

With the introduction of the electronic share certificate system, fractional shares will need to be eliminated. In conjunction with this process, in order to ensure that the transition away from the fractional share system will be smooth, on the day immediately preceding the day on which the electronic share certificate system will be introduced, one share of common stock will be split into 100 shares, and the number of shares constituting one unit will be set at 100.

If such share split is assumed to have taken place at the beginning of the year ending March 31, 2009, forecasts for financial results and dividends for such period would be as follows.

1.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2009 (April 1, 2008 – March 31, 2009)

	Earnings per Share
Six months ending September 30, 2008	—	(yen	)
Year ending March 31, 2009	366.60	(yen	)

2.	Dividends Forecasts for the Year Ending March 31, 2009

	Dividends per Share
	End of the first quarter	End of the second quarter			End of the third quarter	Year-end			Total
Year ending March 31, 2009 (Forecasts)	—	55.00	(yen	)	—	55.00	(yen	)	110.00	(yen	)

1.	Analysis of consolidated results

(1)	Consolidated results

In the first quarter of the fiscal year ending March 31, 2009, with the goal of becoming a group creating new services for customers, NTT Group endeavored to expand its broadband and ubiquitous services. In the fixed-line communications market, as both the expansion of optical services and migration from existing fixed-line phones to optical IP phones advanced, NTT Group focused its efforts on expanding sales of such services as FLET’S Hikari and Hikari Denwa. Efforts directed towards expanding services, including commencement of IP retransmission of terrestrial digital broadcasts for FLET’S Hikari Next subscribers, caused the number of FLET’S Hikari subscriptions to reach 9.54 million.

In the mobile communications market, as competition among communications businesses intensified in forms such as rate competition and market entries by MVNOs*, NTT Group made an effort to introduce new products such as “FOMA 906i” and to expand its discount services. Also, as a result of its marketing efforts to improve brand loyalty of customers while at the same time introducing “New DOCOMO Commitments,” the number of subscriptions for cellular phones increased to 53.63 million of which 84.3% represents FOMA subscriptions.

For corporate customers, NTT Group worked to provide high value-added solutions on a customer and industry basis, and strengthened its ability to support the global business activities of its customers.

As a result of these efforts, NTT Group’s consolidated operating revenues for the first quarter of the fiscal year ending March 31, 2009 were ¥2,593.6 billion. Despite a decrease in fixed and mobile voice related revenues, this was the result of an increase in IP-related revenues through increased sales of FLET’S Hikari, an increase in mobile handset sales revenues resulting from the introduction of new sales models, an increase in revenues through expansion of consolidated subsidiaries, and an increase in systems integration revenues through expanded outsourcing services. Consolidated operating expenses decreased to ¥2,221.5 billion due to factors such as a decrease in revenue-linked expenses in mobile communications. As a result, consolidated operating income was ¥372.1 billion, consolidated income before income taxes, minority interests and equity in earnings (losses) of affiliated companies was ¥387.9 billion, and consolidated net income was ¥175.5 billion.

(*)	Mobile Virtual Network Operator; a business that borrows the wireless infrastructure of other carriers to provide service.

(2)	Segment results

Results by business segment are as follows.

	Regional telecommunications business segment

	(Billions of yen)
	1st quarter, fiscal year ended March 31, 2008 (for reference)	1st quarter, fiscal year ending March 31, 2009
Operating revenues	1,022.5	995.1
Operating expenses	993.9	983.9
Operating income	28.6	11.2

Operating revenues in the first quarter of the fiscal year ending March 31, 2009 were ¥995.1 billion. Despite an increase in IP-related revenues attributable to the increase in FLET’S Hikari subscriptions, revenues decreased due to the migration from fixed-line telephones and leased lines to low-priced IP-based services. Operating expenses in the first quarter of the fiscal year ending March 31, 2009 were ¥983.9 billion due to factors such as a decrease in personnel costs. As a result, operating income in the first quarter of the fiscal year ending March 31, 2009 was ¥11.2 billion.

Number of subscriptions	(Thousands of subscriptions)
	As of March 31, 2008	As of June 30, 2008
FLET’S Hikari	8,777	9,541
NTT East	4,963	5,393
NTT West	3,815	4,148
Hikari Denwa	5,725	6,368
NTT East	3,065	3,387
NTT West	2,661	2,981

Notes:	1.	The figures for FLET’S Hikari include NTT East’s B FLET’S and FLET’S Hikari Next (launched in March 2008) and NTT West’s B FLET’S, FLET’S Hikari Premium, Hikari Mytown and FLET’S Hikari Next (launched in March 2008).
	2.	The figures for Hikari Denwa indicate the number of channels (in thousands).

‚	Long-distance and international communications business segment

	(Billions of yen)
	1st quarter, fiscal year ended March 31, 2008 (for reference)	1st quarter, fiscal year ending March 31, 2009
Operating revenues	312.4	311.5
Operating expenses	287.2	283.6
Operating income	25.2	27.9

Operating revenues for the first quarter of the fiscal year ending March 31, 2009 were ¥311.5 billion, as conventional fixed voice related revenues decreased while increases were recorded in OCN, VPN-related services and other IP-related revenues as well as in revenues from corporate solutions. Operating expenses for the first quarter were ¥283.6 billion, as a result of decreases in telecommunication facility usage fees in conjunction with the decline in fixed voice related revenues. As a result, operating income for the first quarter of the fiscal year ending March 31, 2009 was ¥27.9 billion.

ƒ	Mobile communications segment

	(Billions of yen)
	1st quarter, fiscal year ended March 31, 2008 (for reference)	1st quarter, fiscal year ending March 31, 2009
Operating revenues	1,182.9	1,170.2
Operating expenses	979.0	875.1
Operating income	203.9	295.1

Operating revenues for the first quarter of the fiscal year ending March 31, 2009 were ¥1,170.2 billion. This was the result of a decrease in mobile voice related revenues from the expansion of new discount services, despite an increase in handset sale revenues in conjunction with the introduction of new sales models. Operating expenses for the quarter were ¥875.1 billion, due to factors such as the decrease in revenue-related expenses attributable to decrease in units of handsets sold. As a result, operating income for the first quarter of the fiscal year ending March 31, 2009 was ¥295.1 billion.

Number of subscriptions	(Thousands of subscriptions)
	As of March 31, 2008	As of June 30, 2008
Mobile phone service (FOMA and mova)	53,388	53,629
FOMA service	43,949	45,200
mova service	9,438	8,429
i-mode service	47,993	48,061

Notes:	1.	The number of mobile service subscriptions and FOMA service subscriptions include communication module service subscriptions.
	2.	Since March 3, 2008, a FOMA subscription is now required in principle for customers wishing to use the 2-in-1 service; the number of mobile phone service subscriptions and the number of FOMA service subscriptions include such FOMA subscriptions.
	3.	The figures for i-mode services represent the total for FOMA and mova combined.

„	Data communications segment

	(Billions of yen)
	1st quarter, fiscal year ended March 31, 2008 (for reference)	1st quarter, fiscal year ending March 31, 2009
Operating revenues	214.5	241.8
Operating expenses	194.1	220.2
Operating income	20.4	21.7

Operating revenues for the first quarter of the fiscal year ending March 31, 2009 were ¥241.8 billion as a result of increased revenues due to factors including the expansion of consolidated subsidiaries and expanded outsourcing services. Due to an increase in revenue-linked expenses, operating expenses for the quarter were ¥220.2 billion. As a result, operating income for the first quarter of the fiscal year ending March 31, 2009 was ¥21.7 billion.

…	Other segments

	(Billions of yen)
	1st quarter, fiscal year ended March 31, 2008 (for reference)	1st quarter, fiscal year ending March 31, 2009
Operating revenues	263.5	267.6
Operating expenses	246.0	253.4
Operating income	17.4	14.2

In the other business segments, aggressive promotion of real estate, financing, construction and power, system development and advanced technology development businesses resulted in operating revenues for the first quarter of the fiscal year ending March 31, 2009 of ¥267.6 billion and operating income of ¥14.2 billion.

2.	Analysis of consolidated financial standing

Consolidated cash flows from operating activities in the first quarter of the fiscal year ending March 31, 2009 were ¥158.3 billion as a result of net income, amortization and depreciation costs and decreases in accounts payable, trade and accrued payroll for the quarter.

Consolidated cash flows from investing activities showed outlays of ¥521.4 billion. While ¥569.1 billion was spent for the acquisition of fixed and other assets, there were ¥37.2 billion in proceeds from the sale of long-term investments.

Consolidated cash flows from financing activities were of ¥123.8 billion. While outlays of ¥227.6 billion for repayment of long-term borrowing obligations and of ¥61.4 billion for the payment of dividends were made, this was more than offset by proceeds of ¥353.4 billion from the increase in long-term borrowings.

As a result of the foregoing, NTT Group’s cash and cash equivalents as of June 30, 2008 were ¥926.5 billion.

	(Billions of yen)
	1st quarter, fiscal year ended March 31, 2008 (for reference)	1st quarter, fiscal year ending March 31, 2009
Cash flows from operating activities	610.3	158.3
Cash flows from investing activities	(610.7)	(521.4)
Cash flows from financing activities	(189.0)	123.8

3.	Qualitative information relating to consolidated results forecasts

There are no changes to the consolidated fiscal year results forecasts announced on May 13, 2008. NTT manages its business results on an annual basis, and does not prepare consolidated financial results forecasts for the six months ending September 30, 2008. For the assumptions used in the consolidated results forecasts and other related matters, please see page 27.

4.	Others

(1)	Change in significant consolidated subsidiaries (which resulted in changes in scope of consolidation): None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements:

Fair Value Measurements

Effective April 1, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion, and SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The adoption of SFAS 157 did not have a material impact on the results of operations or financial position of NTT Group.

The Fair Value Option for Financial Assets and Financial Liabilities

Effective April 1, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. NTT Group has not elected the fair value option upon adoption of SFAS 159 for the three months ended June 30, 2008.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31, 2008	June 30, 2008
ASSETS
Current assets:
Cash and cash equivalents	¥1,169,566	¥926,469
Short-term investments	17,566	14,047
Notes and accounts receivable, trade	1,843,468	1,673,562
Allowance for doubtful accounts	(36,286)	(36,907)
Inventories	343,978	430,795
Prepaid expenses and other current assets	375,661	613,245
Deferred income taxes	276,178	245,887

Total current assets	3,990,131	3,867,098

Property, plant and equipment:
Telecommunications equipment	14,699,272	14,761,694
Telecommunications service lines	13,701,735	13,755,933
Buildings and structures	5,792,345	5,796,631
Machinery, vessels and tools	1,761,348	1,771,917
Land	1,078,118	1,078,432
Construction in progress	301,722	322,894

	37,334,540	37,487,501
Accumulated depreciation	(26,948,961)	(27,152,616)

Net property, plant and equipment	10,385,579	10,334,885

Investments and other assets:
Investments in affiliated companies	416,140	378,311
Marketable securities and other investments	347,899	343,901
Goodwill	427,888	430,638
Other intangibles	1,384,311	1,369,698
Other assets	959,096	973,035
Deferred income taxes	607,735	611,966

Total investments and other assets	4,143,069	4,107,549

Total assets	¥18,518,779	¥18,309,532

	Millions of yen
	March 31, 2008	June 30, 2008
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥568,068	¥720,994
Current portion of long-term debt	659,598	654,788
Accounts payable, trade	1,492,450	1,106,333
Accrued payroll	466,689	351,181
Accrued interest	11,809	11,838
Accrued taxes on income	234,074	118,948
Accrued consumption tax	36,074	50,368
Advances received	98,261	108,943
Other	344,886	376,062

Total current liabilities	3,911,909	3,499,455

Long-term liabilities:
Long-term debt	3,416,740	3,553,330
Obligations under capital leases	60,488	69,170
Liabilities for employees’ retirement benefits	1,294,813	1,274,161
Other	560,070	569,056

Total long-term liabilities	5,332,111	5,465,717

Minority interests in consolidated subsidiaries	1,863,998	1,849,204

Shareholders’ equity:
Common stock, no par value -	937,950	937,950
Additional paid-in capital	2,841,079	2,841,075
Retained earnings	4,663,296	4,777,456
Accumulated other comprehensive income (loss)	(26,428)	(56,236)
Treasury stock, at cost -	(1,005,136)	(1,005,089)

Total shareholders’ equity	7,410,761	7,495,156

Total liabilities, minority interests and shareholders’ equity	¥18,518,779	¥18,309,532

(2) CONSOLIDATED STATEMENTS OF INCOME

THREE-MONTH PERIOD ENDED JUNE 30

Millions of yen
2008
Operating revenues:
Fixed voice related services	¥663,530
Mobile voice related services	598,932
IP/packet communications services	695,066
Sale of telecommunications equipment	216,374
System integration	256,236
Other	163,450

2,593,588

Operating expenses:
Cost of services (exclusive of items shown separately below)	576,032
Cost of equipment sold (exclusive of items shown separately below)	266,513
Cost of system integration (exclusive of items shown separately below)	159,773
Depreciation and amortization	503,756
Selling, general and administrative expenses	715,451

2,221,525

Operating income	372,063

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(15,182)
Interest income	6,323
Others, net	24,697

15,838

Income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies	387,901

Income tax expense (benefit):
Current	149,054
Deferred	(794)

148,260

Income (loss) before minority interests and equity in earnings (losses) of affiliated companies	239,641
Minority interests in consolidated subsidiaries	(67,642)
Equity in earnings (losses) of affiliated companies	3,535

Net income (loss)	¥175,534

Summary of total comprehensive income (loss):
Net income (loss)	¥175,534
Other comprehensive income (loss)	(29,808)

Comprehensive income (loss)	¥145,726

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE-MONTH PERIOD ENDED JUNE 30

Millions of yen
2008
Cash flows from operating activities:
Net income (loss)	¥175,534
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	503,756
Deferred taxes	(794)
Minority interests in consolidated subsidiaries	67,642
Loss on disposal of property, plant and equipment	21,716
Equity in (earnings) losses of affiliated companies	(3,535)
(Increase) decrease in notes and accounts receivable, trade	179,137
(Increase) decrease in inventories	(86,780)
(Increase) decrease in other current assets	(289,554)
Increase (decrease) in accounts payable, trade and accrued payroll	(294,360)
Increase (decrease) in accrued consumption tax	14,298
Increase (decrease) in accrued interest	86
Increase (decrease) in advances received	10,758
Increase (decrease) in accrued taxes on income	(114,937)
Increase (decrease) in other current liabilities	30,860
Increase (decrease) in liabilities for employees’ retirement benefits	(19,946)
Increase (decrease) in other long-term liabilities	11,456
Other	(46,998)

Net cash provided by operating activities	158,339

Cash flows from investing activities:
Payments for property, plant and equipment	(478,237)
Proceeds from sale of property, plant and equipment	18,013
Payments for purchase of non-curent investments	(10,519)
Proceeds from sale of non-current investments	37,179
Payments for purchase of short-term investments	(421)
Proceeds from redemption of short-term investments	3,444
Acquisition of intangible and other assets	(90,908)

Net cash used in investing activities	¥(521,449)

Millions of yen
2008
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥353,429
Payments for settlement of long-term debt	(227,556)
Dividends paid	(61,374)
Proceeds from sale of (payments for acquisition of) treasury stock, net	43
Acquisition of treasury stocks by subsidiary	(49,998)
Net increase (decrease) in short-term borrowings and other	109,289

Net cash provided by (used in) financing activities	123,833

Effect of exchange rate changes on cash and cash equivalents	(3,820)

Net increase (decrease) in cash and cash equivalents	(243,097)
Cash and cash equivalents at beginning of period	1,169,566

Cash and cash equivalents at end of period	¥926,469

Cash paid during the period for:
Interest	¥15,153
Income taxes, net	¥248,947

(4) Going Concern Assumption

None

(5) Business Segments

1. Sales and operating revenues

(Millions of yen)
Three months ended June 30, 2008
Regional communications business
Customers	858,310
Intersegment	136,797

Total	995,107

Long-distance and international communications business
Customers	287,994
Intersegment	23,492

Total	311,486

Mobile communications business
Customers	1,156,507
Intersegment	13,739

Total	1,170,246

Data communications business
Customers	212,897
Intersegment	28,951

Total	241,848

Other
Customers	77,880
Intersegment	189,716

Total	267,596

Elimination of intersegment	(392,695)

Consolidated total	2,593,588

2. Segment profit or loss

(Millions of yen)
Three months ended June 30, 2008
Operating income
Regional communications business	11,174
Long-distance and international communications business	27,912
Mobile communications business	295,139
Data communications business	21,653
Other	14,187

Total	370,065

Elimination of intersegment	1,998

Consolidated total	372,063

(6) Shareholders’ Equity

Stock Split and Implementation of Unit Share System

With the scheduled implementation in January 2009 of the “Law for partial amendments to the Law concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), share certificates of listed companies are to take electronic form.

With the introduction of the electronic share certificate system, fractional shares will need to be eliminated. In conjunction with this process, in order to ensure that the transition away from the fractional share system will be smooth, the board of directors, at their meeting held May 13, 2008, has resolved that, subject to approval at the 23rd general shareholders meeting to be held on June 25, 2008, of the introduction of unit share system, and the approval of the Minister of Internal Affairs and Communications, on the day immediately preceding the day on which the electronic share certificate system will be introduced, one share of common stock will be split into 100 shares, and the number of shares constituting one unit will be set at 100. This resolution was approved at the 23rd general shareholders meeting and by the Minister of Internal Affairs and Communications on June 25, 2008.

Shareholders’ Equity per Share at March 31 and June 30, 2008 would be as follows, if such share split was assumed to have taken place at the beginning of the year ended March 31, 2008 and at the beginning of the three months ended June 30, 2008, respectively.

	Shareholders’ Equity per Share
June 30, 2008	5,495.45	(yen	)
March 31, 2008	5,433.61	(yen	)

Earnings (Loss) per Share for the three months ended June 30, 2007 and 2008 would be as follows, if such share split was assumed to have taken place at the beginning of the three months ended June 30, 2007 and 2008, respectively.

	Earnings (Loss) per Share			Diluted Earnings per Share
Three months ended June 30, 2008	128.70	(yen	)	—	(yen	)
Three months ended June 30, 2007	108.82	(yen	)	—	(yen	)

Acquisition of treasury stock

On May 13, 2008, the board of directors resolved that NTT may acquire up to 450,000 outstanding shares of its common stock at an amount in total not exceeding ¥200 billion from May 14, 2008 through March 24, 2009.

The board of directors, at their meeting held May 13, 2008, have resolved that, on the day immediately preceding the day on which the electronic share certificate system will be introduced, they will introduce a unit share system whereby one share of common stock will be split into 100 shares, and the number of shares constituting one unit will be set at 100. After the share split, the maximum number of shares to be repurchased will be a number calculated by first subtracting the number of shares acquired before the share split from 450,000 shares, multiplying the remainder by 100, and then adding the number of shares acquired before the share split.

Dividends

Cash dividends paid for the three months ended June 30, 2008 was as follows:

Resolution	The shareholders’ meeting on June 25, 2008
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥61,374 million
Cash dividends per share	¥4,500
Date of record	March 31, 2008
Date of payment	June 26, 2008

Significant Changes in Shareholders’ Equity

None

6. Other

Retroactive application of equity method for an investee

Subsequent to the three months ended June 30, 2007, NTT Group acquired an additional equity interest in a company that gives the NTT Group the ability to exercise significant influence over the investee. NTT Group’s equity interest was previously accounted for “Marketable securities and other investments” in the consolidated balance sheet. As a result of this acquisition of additional equity interest, the equity method of accounting was applied retroactively by the NTT Group in accordance with APB No.18 “The Equity Method of Accounting for Investment in Common Stock.” Consequently, the previously reported amounts have been revised in NTT Group’s consolidated results of operations. The impact on the items of consolidated results of operations in the three months ended June 30, 2007 are as follows:

	(Millions of yen)
Item	As Previously Reported	As Revised	Effect of Accounting Change
Income (Loss) before Income Taxes	312,934	311,381	(1,553)
Net Income (Loss)	149,567	150,387	820

(Reference)

(1) CONSOLIDATED STATEMENTS OF INCOME

THREE-MONTH PERIOD ENDED JUNE 30

Millions of yen
2007
Operating revenues:
Fixed voice related services	¥727,515
Mobile voice related services	719,660
IP/packet communications services	609,902
Sale of telecommunications equipment	144,146
System integration	225,249
Other	158,800

2,585,272

Operating expenses:
Cost of services (exclusive of items shown separately below)	553,962
Cost of equipment sold (exclusive of items shown separately below)	341,712
Cost of system integration (exclusive of items shown separately below)	140,397
Depreciation and amortization	507,399
Impairment loss	286
Selling, general and administrative expenses	742,286

2,286,042

Operating income	299,230

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(16,958)
Interest income	6,653
Others, net	22,456

12,151

Income (loss) before income taxes	311,381

Income tax expense (benefit):
Current	126,687
Deferred	(13,942)

112,745

Income (loss) before minority interests and equity in earnings (losses) of affiliated companies	198,636
Minority interests in consolidated subsidiaries	51,416
Equity in earnings (losses) of affiliated companies	3,167

Net income (loss)	¥150,387

Summary of total comprehensive income (loss):
Net income (loss)	¥150,387
Other comprehensive income (loss)	(5,222)

Comprehensive income (loss)	¥145,165

Note:	The retroactive application of the equity method related to an additional investment after three-month period ended June 30, 2007 resulted in a change in the above figures.

(Reference)

(2) CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE-MONTH PERIOD ENDED JUNE 30

Millions of yen
2007
Cash flows from operating activities:
Net income (loss)	¥150,387
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	507,399
Impairment loss	286
Deferred taxes	(13,942)
Minority interests in consolidated subsidiaries	51,416
Loss on disposal of property, plant and equipment	23,169
Equity in (earnings) losses of affiliated companies	(3,167)
(Increase) decrease in notes and accounts receivable, trade	198,345
(Increase) decrease in inventories	(73,503)
(Increase) decrease in other current assets	(63,394)
Increase (decrease) in accounts payable, trade and accrued payroll	(274,939)
Increase (decrease) in accrued consumption tax	1,949
Increase (decrease) in accrued interest	1,136
Increase (decrease) in advances received	19,268
Increase (decrease) in accrued taxes on income	(35,070)
Increase (decrease) in other current liabilities	92,437
Increase (decrease) in liabilities for employees’ retirement benefits	(6,874)
Increase (decrease) in other long-term liabilities	28,637
Other	6,796

Net cash provided by operating activities	610,336

Cash flows from investing activities:
Payments for property, plant and equipment	(426,290)
Proceeds from sale of property, plant and equipment	13,927
Payments for purchase of non-curent investments	(36,505)
Proceeds from sale of non-current investments	63,491
Payments for purchase of short-term investments	(6,806)
Proceeds from redemption of short-term investments	247
Acquisition of intangible and other assets	(218,722)

Net cash used in investing activities	¥(610,658)

Note:	The retroactive application of the equity method related to an additional investment after three-month period ended June 30, 2007 resulted in a change in the above figures.

(Reference)

Millions of yen
2007
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥145,218
Payments for settlement of long-term debt	(282,634)
Dividends paid	(55,279)
Proceeds from sale of (payments for acquisition of) treasury stock, net	26
Acquisition of treasury stocks by subsidiary	(72,998)
Net increase (decrease) in short-term borrowings and other	76,658

Net cash provided by (used in) financing activities	(189,009)

Effect of exchange rate changes on cash and cash equivalents	266

Net increase (decrease) in cash and cash equivalents	(189,065)
Cash and cash equivalents at beginning of period	796,255

Cash and cash equivalents at end of period	607,190

Note:	The retroactive application of the equity method related to an additional investment after three-month period ended June 30, 2007 resulted in a change in the above figures.

(Reference)

(3) Business Segments

1. Sales and operating revenues

(Millions of yen)
Three months ended June 30, 2007
Regional communications business
Customers	871,832
Intersegment	150,689

Total	1,022,521

Long-distance and international communications business
Customers	284,584
Intersegment	27,848

Total	312,432

Mobile communications business
Customers	1,167,325
Intersegment	15,539

Total	1,182,864

Data communications business
Customers	186,677
Intersegment	27,787

Total	214,464

Other
Customers	74,854
Intersegment	188,608

Total	263,462

Elimination of intersegment	(410,471)

Consolidated total	2,585,272

2. Segment profit or loss

(Millions of yen)
Three months ended June 30, 2007
Operating income
Regional communications business	28,637
Long-distance and international communications business	25,238
Mobile communications business	203,881
Data communications business	20,374
Other	17,426

Total	295,556

Elimination of intersegment	3,674

Consolidated total	299,230

(Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2008	June 30, 2008
ASSETS
Current assets:
Cash and bank deposits	22,459	14,316
Accounts receivable, trade	1,265	840
Supplies	306	249
Subsidiary deposits	27,000	—
Other current assets	559,689	713,423

Total current assets	610,720	728,830

Fixed assets:
Property, plant and equipment	197,618	193,832
Intangible fixed assets	50,391	51,387
Investments and other assets
Investment securities	4,811,387	4,812,736
Long-term loans receivable	1,937,023	1,860,643
Other investments and assets	61,981	64,776
Total investments and other assets	6,810,391	6,738,155

Total fixed assets	7,058,400	6,983,375

TOTAL ASSETS	7,669,121	7,712,205

Notes	1.	These quarterly financial statements are exempt from auditor’s review in legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

	Millions of yen
	March 31, 2008	June 30, 2008
LIABILITIES
Current liabilities:
Accounts payable, trade	584	180
Current portion of corporate bonds	170,000	190,000
Current portion of long-term borrowings	237,381	191,864
Accrued taxes on income	210	190
Deposit received from subsidiaries	39,796	45,851
Other current liabilities	77,886	146,367

Total current liabilities	525,858	574,453

Long-term liabilities:
Corporate bonds	1,340,791	1,290,826
Long-term borrowings	760,638	734,258
Liability for employees’ retirement benefits	24,670	25,137
Other long-term liabilities	1,856	1,777

Total long-term liabilities	2,127,956	2,051,998

TOTAL LIABILITIES	2,653,815	2,626,452

NET ASSETS
Shareholders’ equity
Common stock	937,950	937,950
Capital surplus	2,673,884	2,673,881
Earned surplus	2,398,836	2,467,611
Treasury stock	(1,005,136)	(1,005,089)

Total shareholders’ equity	5,005,535	5,074,353

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	9,771	11,399

Total unrealized gains (losses), translation adjustments, and others	9,771	11,399

TOTAL NET ASSETS	5,015,306	5,085,753

TOTAL LIABILITIES AND NET ASSETS	7,669,121	7,712,205

Notes	1.	These quarterly financial statements are exempt from auditor’s review in legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

THREE-MONTH PERIOD ENDED JUNE 30

(Based on accounting principles generally accepted in Japan)

Millions of yen
2008
Operating revenues	167,089
Operating expenses	36,222

Operating income	130,866

Non-operating revenues:
Interest income	9,358
Lease and rental income	2,964
Miscellaneous income	323

Total non-operating revenues	12,646

Non-operating expenses:
Interest expenses	3,536
Corporate bond interest expenses	6,142
Miscellaneous expenses	2,134

Total non-operating expenses	11,813

Recurring profit	131,699

Income before income taxes	131,699

Income taxes	1,550

Net income	130,149

(Reference) Major components of operating revenues
Dividends received	126,594
Revenues from Group management	4,650
Revenues from basic R&D	31,749

Notes	1.	These quarterly financial statements are exempt from auditor’s review in legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(3) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE-MONTH PERIOD ENDED JUNE 30

(Based on accounting principles generally accepted in Japan)

Millions of yen
2008
Cash flows from operating activities:

Income before income taxes	131,699
Depreciation and amortization	11,418
Loss on disposal of property, plant and equipment	61
Dividends received	(126,594)
Increase (decrease) in liability for employees’ retirement benefits	466
(Increase) decrease in accounts receivable	(5,494)
Increase (decrease) in accounts payable and accrued expenses	(9,857)
Increase (decrease) in accrued consumption tax	7
Increase (decrease) in other current assets	(100,780)
Increase (decrease) in deposit received from subsidiaries	6,055
Other	2,172

Sub-total	(90,845)

Interest and dividends received	136,445
Interest paid	(9,633)
Income taxes received (paid)	(15,997)

Net cash provided by operating activities	19,968

Cash flows from investing activities:

Payments for property, plant and equipment	(19,044)
Payments for purchase of investment securities	(2,495)
Proceeds from sale of investment securities	13
Payments for long-term loans	(120,000)
Proceeds from long-term loans receivable	221,897
Other	(28)

Net cash used in investing activities	80,342

Cash flows from financing activities:

Proceeds from issuance of long-term debt	120,000
Payments for settlement of long-term debt	(221,897)
Net increase (decrease) in short-term borrowings	84,981
Payments for settlement of lease obligations	23
Dividends paid	(61,374)
Proceeds from sale of (payments for acquisition of) treasury stock, net	43

Net cash provided by (used in) financing activities	(78,223)

Net increase (decrease) in cash and cash equivalents	22,087

Cash and cash equivalents at beginning of period	77,341

Cash and cash equivalents at end of period	99,429

Notes	1.	These quarterly financial statements are exempt from auditor’s review in legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

-24.-

(Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED STATEMENTS OF INCOME

THREE-MONTH PERIOD ENDED JUNE 30

(Based on accounting principles generally accepted in Japan)

Millions of yen
2007
Operating revenues	181,024
Operating expenses	35,175

Operating income	145,848

Non-operating revenues:
Interest income	11,177
Lease and rental income	2,872
Miscellaneous income	672

Total non-operating revenues	14,722

Non-operating expenses:
Interest expenses	4,107
Corporate bond interest expenses	7,366
Miscellaneous expenses	1,943

Total non-operating expenses	13,417

Recurring profit	147,154

Income before income taxes	147,154

Income taxes	2,290

Net income	144,864

(Reference) Major components of operating revenues
Dividends received	141,632
Revenues from Group management	4,769
Revenues from basic R&D	31,720

(Reference)

(2) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE-MONTH PERIOD ENDED JUNE 30

(Based on accounting principles generally accepted in Japan)

Millions of yen
2007
Cash flows from operating activities:
Income before income taxes	147,154
Depreciation and amortization	10,371
Loss on disposal of property, plant and equipment	192
Dividends received	(141,632)
Increase (decrease) in liability for employees’ retirement benefits	331
(Increase) decrease in accounts receivable	1,931
Increase (decrease) in accounts payable and accrued expenses	(5,154)
Increase (decrease) in accrued consumption tax	1,123
Increase (decrease) in deposit received from subsidiaries	(15,870)
Other	3,044

Sub-total	1,492

Interest and dividends received	153,481
Interest paid	(11,292)
Income taxes received (paid)	(20,404)

Net cash provided by operating activities	123,276

Cash flows from investing activities:

Payments for property, plant and equipment	(19,427)
Payments for purchase of investment securities	(7,117)
Proceeds from sale of investment securities	2
Payments for long-term loans	(100,000)
Proceeds from long-term loans receivable	92,382
Other	(1)

Net cash provided by (used in) investing activities	(34,161)

Cash flows from financing activities:

Proceeds from issuance of long-term debt	99,960
Payments for settlement of long-term debt	(142,382)
Dividends paid	(55,278)
Proceeds from sale of (payments for acquisition of) treasury stock, net	26

Net cash provided by (used in) financing activities	(97,674)

Net increase (decrease) in cash and cash equivalents	(8,559)

Cash and cash equivalents at beginning of period	174,377

Cash and cash equivalents at end of period	165,818

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.

Financial Results for the Three Months Ended June 30, 2008 August 6, 2008

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
The forward-looking statements and projected figures concerning the future performance of
NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors.  These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.
*     “E” in this material represents that the figure is a plan or projection for operation.
**   “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.
*** “1Q” in this material represents the 3-month period beginning on April 1 and ending on June 30.
Disclaimer Information

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
Operating revenues remained almost unchanged.
Operating income increased by 24.3% from FY2007/1Q due to a decrease in operating expenses.
FY2008/1Q FY2007/1Q
Change
year-on-year
% Change
year-on-year
% progress
*1
Operating
Revenues
2,593.6 2,585.3 8.3 0.3% 24.1%
Operating
Expenses
2,221.5 2,286.0 (64.5) (2.8%) 23.2%
Operating
Income
372.1 299.2 72.8 24.3% 32.1%
Net income
175.5
*2
150.4 25.1 16.7% 35.1%
(Billions of yen)
FY2008/1Q Highlights
*1
Percentage progress compared to annual forecasted results.
*2
Net Income, for FY2007/1Q has been revised to reflect the retroactive application of equity method accounting for PLDT.
Consolidated results (U.S.-GAAP)

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

FY2007/1Q
Regional communications
business
Long distance and
international
communications business
Mobile
communications
business
Data communications
business
Other business
Elimination of
intersegment
FY2008/1Q
299.2 (17.5) +2.7 +91.3 +1.3 (3.2) (1.7) 372.1
2,585.3
+17.8
(27.4)
(0.9)
(12.6)
+4.1
+26.1
2,286.0
2,221.5
+19.5
(10.0)
(3.6)
(103.9)
+7.4
2,593.6
+27.4
Contributing factors by Segment
Operating
Expenses
Operating
Revenues
Operating
Income
Long distance and
international
communications
business
Regional
communications
business
Other business
Elimination of
intersegment
Data
communications
business
Mobile
communications
business
FY2007/1Q FY2008/1Q
(Billions of yen)
[year-on-year : +8.3 ]
Long distance and
international
communications
business
Regional
communications
business
Other business
Elimination of
intersegment
Data
communications
business
Mobile
communications
business
[year-on-year : (64.5) ]
[year-on-year : +72.8 ]
Consolidated results (U.S.-GAAP)
Operating income from mobile communications business increased due to a reduction of distributor commissions resulting from the expansion of new business models.
Operating income from regional communications business decreased.
Operating income from long distance and international communications business and data communications business increased due to an expansion of the SI business

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

FY2008/1Q Details of Financial Results (per Item)
Operating Revenues
Operating Expenses
+4.7
2,585.3
2,593.6
+85.2
(184.7)
FY2008/1Q
FY2007/1Q
SI:+31.0
Telecommunications equipment (Fixed-line) : (1.5)
Telecommunications equipment (Mobile)      :+73.7
Fixed voice   :(64.0)
Mobile voice :(120.7)
+103.2
Fixed IP/packet
+49.0
Mobile IP/packet
+36.2
Telecommunications
equipment
Fixed voice
Mobile voice
SI
2,286.0
2,221.5
(2.5)
(1.5)
(5.8)
Voice related
services revenues
Expenses for
purchase of goods
and services and
other expenses
Personnel expenses
Depreciation expenses
and loss on disposal of
assets
Other expenses
SI revenues and
sales of telecommunications
equipment
IP/packet
communications
services revenues
Other revenues
Revenues : SI revenues and sales of telecommunications equipment and IP/packet communications services revenues offset a decrease in voice related services revenues.
Expenses : Decreased mainly in NTT DoCoMo’s expenses related to sales of telecommunications equipment.
Fixed IP/packet
Mobile IP/packet
(Billions of yen)
(54.7)
Consolidated results (U.S.-GAAP)
[year-on-year : (64.5) ]
[ year-on-year : +8.3 ]

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

469.4
452.8
0.0
200.0
400.0
600.0
FY2007/1Q FY2008/1Q
487.2
476.7
0.0
200.0
400.0
600.0
FY2007/1Q FY2008/1Q
8.1
0.2
0.0
10.0
20.0
30.0
FY2007/1Q FY2008/1Q
6.7
17.0
0.0
10.0
20.0
30.0
FY2007/1Q FY2008/1Q
5 Major Subsidiaries’ Financial Results
Operating revenues
(2.1%)
(60.4%)
(3.5%)
Progress
24.3%
Progress
16.9%
Progress
24.2%
NTT East
NTT West
(96.6%)
Progress
5.5%
Operating income
Operating revenues
Operating income
(Billions of yen)
(JPN-GAAP)
Subsidiaries’
results
(JPN-GAAP)

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

29.2
27.4
0.0
10.0
20.0
30.0
FY2007/1Q FY2008/1Q
277.3
273.8
0.0
100.0
200.0
300.0
FY2007/1Q FY2008/1Q
(1.3%)
(6.3%)
Progress
24.4%
Progress
24.9%
5 Major Subsidiaries’ Financial Results
NTT Com
Operating revenues Operating income
(Billions of yen)
(JPN-GAAP)
Subsidiaries’
results

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

218.1
244.9
0.0
100.0
200.0
300.0
FY2007/1Q FY2008/1Q
203.9
296.5
0.0
100.0
200.0
300.0
400.0
FY2007/1Q FY2008/1Q
1,182.9
1,170.2
0.0
500.0
1,000.0
1,500.0
FY2007/1Q FY2008/1Q
21.1
20.0
0.0
10.0
20.0
30.0
FY2007/1Q FY2008/1Q
+12.3%
+5.5%
NTT DATA (consolidated)
(1.1%)
+45.4%
Progress
21.9%
Progress
20.1%
Progress
24.5%
Progress
35.7%
5 Major Subsidiaries’ Financial Results
NTT DoCoMo
(consolidated)
Operating revenues
Operating income
Operating revenues
Operating income
(Billions of yen)
(U.S.-GAAP)
(JPN-GAAP)
Subsidiaries’
results

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

INS-Net
Telephone Subscriber Lines
FLET’S ADSL
FLET’S Hikari
Optical IP Telephone
Number of Subscribers for Broadband Access Services and Fixed-line
Telephone Services
(Thousands)
Fixed-line Telephone Services
(Thousands)
Broadband Access Services
11,975
Change from the previous quarter
FLET’S Hikari
* 1
706 642 672 682 763
FLET’S ADSL (130) (150) (179) (208) (170)
Optical
IP Telephone
(“Hikari
Phone”)*2
619 596 643 694 643
3,793
Telephone
Subscriber Lines*³
(944) (911) (911) (957) (837)
ISDN
*
4
(201) (177) (171) (190) (171)
Total (1,145) (1,088) (1,081) (1,147) (1,008)
4,388
5,032
5,725
6,368
8,975
Year over year
forecasted
change
3,400
(970)
3,250
Year over year
forecasted
change
(4,359)
(841)
(5,200)
12,467 12,960 13,434
49,350 48,262 47,180 46,034 40,834
15,864
45,026
*1. No. of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (Launched March, 31 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari
Next (Launched March, 31 2008) provided by NTT West.
*2. No. of Optical IP Phone Services is calculated by No. of thousand channels.
Change from the previous quarter
14,027
Data
*3. No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Analog Lite Plan is included).
*4. In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).
6,782
7,424
8,096
8,777
9,541
12,177
5,193
4,864
4,656
4,486
3,686
5,043
0
3,000
6,000
9,000
12,000
15,000
2007.6 2007.9 2007.12 2008.3 2008.6 2009.3 E
42,399 41,488
40,577
39,620 38,783
35,261
5,573
6,243
6,414
6,603
6,774
6,951
0
20,000
40,000
60,000
2007.6 2007.9 2007.12 2008.3 2008.6 2009.3 E

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

ARPU of Telephone Subscriber Lines and INS-Net
FY2007/1Q 2Q 3Q 4Q FY2008/1Q FY2007 FY2008 E
INS-Net
East
5,410 5,390 5,420 5,350 5,340 5,390 5,290
West
5,240 5,220 5,240 5,170 5,150 5,220 5,200
Telephone
Subscriber
Lines
East
2,730 2,720 2,730 2,700 2,680 2,720 2,660
West
2,620 2,620 2,620 2,590 2,580 2,610 2,570
Aggregate Fixed
Line  (Telephone
Subscriber Lines
+ INS-Net)
East
3,120 3,120 3,120 3,080 3,060 3,110 3,040
West
2,970 2,970 2,970 2,940 2,920 2,960 2,910
2,400
2,600
2,800
5,600
5,400
5,200
5,000
(East) Telephone
Subscriber Lines
(East) INS-Net
(West) INS-Net
(Yen)
(West) Telephone
Subscriber Lines
*   Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-Net) is the weighted average value of Telephone Subscriber Lines ARPU and INS-Net ARPU. Please see page 16 regarding the calculation of ARPU.
Data

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

ARPU of FLET’S Hikari
5,400
5,000
4,800
4,600
FY2007/1Q 2Q 3Q 4Q FY2008/1Q
FLET’S*
Hikari
East
5,060 5,260 5,400 5,450 5,440
West
5,350 5,440 5,500 5,530 5,550
FY2007 FY2008 E
5,310 5,530
5,460 5,750
(Yen)
5,200
5,600
(West)  FLET’S Hikari
(East)   FLET’S Hikari
* No. of FLET’s Hikari includes B FLET’S and FLET’S Hikari Next (Launched March 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown,
and FLET’S Hikari Next (Launched March, 31 2008) provided by NTT West. Please see page 16 regarding the calculation of ARPU.
FLET’S Hikari ARPU is calculated by dividing revenues from FLET’S Hikari and Optical IP
Telephone services by the number of FLET’S Hikari subscribers.
Data
5,800

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

Number of Subscribers for Cellular
52,846
52,942
53,151
53,388
53,629
54,470
37,854
40,043
42,078
43,949
45,200
49,520
0
20,000
40,000
60,000
2007.6 2007.9 2007.12 2008.3 2008.6 2009.3 E
( Thousands )
Change from the previous quarter
Cellular total*
225 96 209 237 241
FOMA
2,325 2,188 2,035 1,872 1,251
Cellular total
FOMA
% of FOMA subscribers
71.6%
Year over year
forecasted
change
1,080
5,570
75.6% 79.2% 82.3% 84.3% 90.9%
*  The number of communication module service subscribers is included in total cellular subscribers.
Data

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

ARPU of Cellular (FOMA + mova)
( Yen )
FY2007/1Q 2Q 3Q 4Q FY2008/1Q FY2007 FY2008 E
FOMA + mova 6,560 6,550 6,290 6,050 5,890 6,360 5,640
FOMA 7,370 7,270 6,870 6,530 6,260 6,990 5,920
mova 4,600 4,440 4,200 3,950 3,890 4,340 3,680
3,000
3,500
4,000
4,500
5,000
5,500
6,000
6,500
7,000
7,500
8,000
FOMA+mova
FOMA
mova
* Communications module service subscribers and the revenues thereof are not included in the calculation of cellular ARPU.  Please see page 16 regarding the calculation of ARPU.
Data

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

(Appendix) Consolidated and Main Subsidiaries’ Financial Results
FY 2008/1Q
NTT
Consolidated
*1
(U.S.-GAAP)
NTT
(Holdings)
(JPN-GAAP)
NTT
East
(JPN-GAAP)
NTT
West
(JPN-GAAP)
NTT
Com
(JPN-GAAP)
NTT
DATA
(JPN-GAAP)
NTT
DoCoMo
(U.S.-GAAP)
Operating Revenues
2,593.6 167.0 476.7 452.8 273.8 244.9 1,170.2
Change year-on-year
(% change)
8.3
0.3%
(13.9)
(7.7%)
(10.4)
(2.1%)
(16.5)
(3.5%)
(3.4)
(1.3%)
26.7
12.3%
(12.6)
( 1.1%)
Forecasts for FY2008
(% progress)
10,750.0
24.1%
365.0
45.8%
1,960.0
24.3%
1,871.0
24.2%
1,122.0
24.4%
1,120.0
21.9%
4,768.0
24.5%
Operating Expenses
2,221.5 36.2 470.0 452.5 246.4 223.7 873.8
Change year-on-year
(% change)
(64.5)
(2.8%)
1.0
3.0%
(0.1)
(0.0%)
(8.7)
(1.9%)
(1.6)
(0.7%)
25.6
13.0%
(105.2)
(10.7%)
Forecasts for FY2008
(% progress)
9,590.0
23.2%
170.0
21.3%
1,920.0
24.5%
1,866.0
24.3%
1,012.0
24.3%
1,015.0
22.0%
3,938.0
22.2%
Operating Income
372.1 130.8 6.7 0.2 27.4 21.1 296.5
Change year-on-year
(% change)
72.8
24.3%
(14.9)
(10.3%)
(10.2)
(60.4%)
(7.8)
(96.6%)
(1.8)
(6.3%)
1.0
5.5%
92.6
45.4%
Forecasts for FY2008
(% progress)
1,160.0
32.1%
195.0
67.1%
40.0
16.9%
5.0
5.5%
110.0
24.9%
105.0
20.1%
830.0
35.7%
Income before
Income Taxes
387.9
*2
131.6
*2
12.6
*2
4.7
*2
36.3
*2
20.8 288.4
Change year-on-year
(% change)
*3
76.5
24.6%
(15.4)
(10.5%)
(11.8)
(48.4%)
(8.5)
(64.1%)
2.9
8.9%
0.1
0.8%
83.0
40.4%
Forecasts for FY2008
(% progress)
1,170.0
33.2%
200.0
65.8%
60.0
21.1%
10.0
47.9%
110.0
33.1%
101.0
20.6%
835.0
34.5%
Net Income
175.5 130.1 9.6 4.2 28.0 11.9 173.5
Change year-on-year
(% change)
*3
25.1
16.7%
(14.7)
(10.2%)
(9.5)
(49.6%)
(4.6)
(52.1%)
13.1
87.7%
0.0
0.7%
50.7
41.3%
Forecasts for FY2008
(% progress)
500.0
35.1%
199.0
65.4%
66.0
14.7%
6.0
71.4%
71.0
39.6%
54.0
22.1%
503.0
34.5%
(Billions of yen)
*1. The number  of  consolidated subsidiaries is 489 and the number of companies accounted for under the equity method is 88.
*2. “Income before Income Taxes” for NTT (Holdings), NTT East, NTT West, NTT Com and NTT DATA represents their recurring profits.
*3. “Change year-on-year (% change)” of “Income before Income Taxes” and “Net Income” for NTT Consolidated are after the retroactive application of equity method accounting for PLDT.

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

(Appendix) Details of difference between consolidated operating income and total operating income of 5 major subsidiaries
FY2008/1Q
FY2007/1Q
(Billions of yen)
Total operating income
of 5 major subsidiaries
(JPN-GAAP)
Total operating income of subsidiaries
other than 5 major ones
(excluding the effect of dividends
received by NTT (Holdings))
(JPN-GAAP)
Consolidated operating
income
(U.S.-GAAP)
352.1
372.1
+20.9
(0.9)
278.4
299.2
+13.0
+7.8
• NTT (Holdings):4.2
• NTT URBAN DEVELOPMENT  (Consolidated): 8.8
• NTT COMWARE:5.5
• NTT FINANCE (Consolidated): (1.1)
• Outsourcing companies (East): 6.2
• Outsourcing companies (West): (3.6)
• Other companies: 0.8
•Change related to depreciation (including D70)
•Adjustments between operating and non-
operating items, including eliminations etc.
• NTT (Holdings): 4.2
• NTT URBAN DEVELOPMENT (Consolidated): 5.6
• NTT COMWARE:5.8
• NTT FINANCE (Consolidated): 1.0
• Outsourcing companies (East): 4.4
• Outsourcing companies (West): (7.4)
• Other companies: (0.6)
•Adjustments between operating and non-
operating items, including eliminations etc.
Elimination and
U.S.-GAAP
adjustments

NTT

IP and solution & new business account for /
IP and solution & new business account for /

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

48%
26%
26%
45%
28%
27%
32%
36%
32%
25%
40%
35%
0%
20%
40%
60%
80%
100%
FY2007 FY2008/1Q FY2010(E) FY2012(E)
2
3
75%
55%
52%
68%
Solution & New
Business etc.
Solution & New
Business etc.
Consolidated Revenue Composition
(Appendix) Transform business portfolio
IP business
IP business
Legacy business
Legacy business
3
4

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation

(Appendix) Calculation of ARPU
Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-Net and FLET’S Hikari, by the No. of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers and the impact of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U. S. GAAP results of operations.
We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures.
• Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.
• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.
• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.
• FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services and Supplementary Business, and revenues from monthly charges, call charges and device connection charges for Hikari Phone, which are included in operating revenues from IP Services.
- FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched on
March, 31 2008) provided by NTT West.
- Commencing in the fiscal year ending March 31, 2009, NTT East has begun including in its FLET'S Hikari ARPU calculation revenues from NTT East's "FLET'S VIRUS CLEAR" anti-virus software option, which are part of NTT
East’s operating revenues from Supplementary Business. As a result of this new calculation methodology, NTT East’s FLET'S Hikari ARPU for the three months ended June 30, 2007, September 30, 2007, December 31, 2007 and
March 31, 2008, and the fiscal year ended March 31, 2008 increased, respectively, by 0yen, 0yen, 10yen, 10yen, and 10yen (representing, respectively, 0.0%, 0.0%, 0.2%, 0.2% and 0.2% of NTT East’s total FLET'S Hikari ARPU for the same periods). NTT East’s forecast FLET’S Hikari ARPU for the fiscal year ending March 31, 2009 increased by 30yen (representing 0.5% of NTT East’s total FLET'S Hikari ARPU for the same periods). Revenues from
NTT East’s "FLET'S VIRUS CLEAR" anti-virus software contributed 10yen to NTT East’s FLET’S Hikari ARPU for the three months ended June 30, 2008 (representing 0.2% of NTT East’s total FLET’s Hikari ARPU for the same period). Similarly, revenues from NTT West's "Security Function License Plus" anti-virus software option, which are part of NTT West’s operating revenues from Supplemental Business, are included in the calculation of
FLET'S Hikari ARPU for NTT West. Revenues from NTT West’s "Security Function License
-Plus"
software contributed less than one yen to NTT West's FLET'S Hikari ARPU for each of the three month periods ended June 30,
2007, September 30, 2007, December 31, 2007, March 31, 2008 and June 30, 2008. NTT West's Security Function License Plus revenues consist of fees paid by FLET'S Hikari customers for additional licenses to NTT West's anti-virus software. The initial license is included in the basic service package for the relevant FLET'S Hikari service.
Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU,
and FLET’S Hikari ARPU.
For purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the No. of subscribers is determined using the No. of lines for each service.
In terms of No. of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
For purposes of calculating FLET’S Hikari ARPU, No. of subscribers is determined based on No. of FLET’S Hikari subscribers, including B FLET’S and FLET’S Hikari Next (launched on March 31,2008) provided by NTT East and
B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March 31,2008) provided by NTT West.
We compute ARPU for our cellular business using 3 aggregate measures.
• Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).
- Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services.
• Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).
- Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services.
• Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).
- Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.
Communications module service subscribers and the revenues therefrom are not included in the calculations of cellular ARPU.
No. of active subscribers used in the ARPU calculation are as below:
- FY Results & Forecast: Sum of No. of active subscribers*(as defined below) for each month from Apr. to Mar.
- 1Q Results: Sum of No. of active subscribers* for each month from Apr. to Jun.
- 2Q Results: Sum of No. of active subscribers* for each month from Jul. to Sep.
- 3Q Results: Sum of No. of active subscribers* for each month from Oct. to Dec.
- 4Q Results: Sum of No. of active subscribers* for each month from Jan. to Mar.
*active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2
No. of active subscribers used in ARPU calculation for FY Forecast of NTT East and NTT West are as below:
- FY Forecast: The average expected  No. of active subscribers  ((No. of subscribers at end of  the previous Mar. + No. of expected subscribers at end of the following Mar.)/2)x12

August 6, 2008

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2008

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the three months ended June 30, 2008 are presented in the following attachments.

(Attachments)

1. Non-Consolidated Comparative Balance Sheets

2. Non-Consolidated Comparative Statements of Income

3. Business Results (Non-Consolidated Operating Revenues)

4. Non-Consolidated Comparative Statements of Cash Flows

Inquiries:

Toshiaki Ikebe and Takashi Yokozawa

Accounting Section, Finance Division

NTT East

Tel: (03) 5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2008	June 30, 2008	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets-telecommunications businesses
Property, plant and equipment
Machinery and equipment	481,966	476,584	(5,381)
Antenna facilities	6,869	6,772	(96)
Terminal equipment	83,169	88,197	5,027
Local line facilities	752,066	750,923	(1,143)
Long-distance line facilities	7,210	6,805	(404)
Engineering facilities	673,734	664,972	(8,762)
Submarine line facilities	1,032	914	(118)
Buildings	540,286	534,267	(6,018)
Construction in progress	35,759	48,365	12,606
Other	258,231	258,441	209
Total property, plant and equipment	2,840,327	2,836,244	(4,082)
Intangible fixed assets	103,945	100,479	(3,465)
Total fixed assets-telecommunications businesses	2,944,272	2,936,724	(7,548)
Investments and other assets
Other investments and assets	298,590	307,281	8,691
Allowance for doubtful accounts	(2,428)	(2,429)	(1)
Total investments and other assets	296,162	304,852	8,690
Total fixed assets	3,240,435	3,241,577	1,141

Current assets:
Cash and bank deposits	132,947	91,814	(41,133)
Notes receivable	26	166	139
Accounts receivable, trade	305,476	283,531	(21,944)
Supplies	35,497	37,854	2,357
Other current assets	40,631	72,548	31,916
Allowance for doubtful accounts	(2,315)	(2,229)	86
Total current assets	512,264	483,685	(28,579)

TOTAL ASSETS	3,752,700	3,725,262	(27,437)

	(Millions of yen)
	March 31, 2008	June 30, 2008		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	605,148	614,832		9,684
Liability for employees’ retirement benefits	318,937	316,850		(2,086)
Reserve for unused telephone cards	12,013	11,298		(714)
Other long-term liabilities	9,095	9,550		455
Total long-term liabilities	945,194	952,532		7,338

Current liabilities:
Current portion of long-term borrowings from parent company	162,419	162,476		56
Accounts payable, trade	113,796	74,628		(39,168)
Short-term borrowings	93,000	133,000		40,000
Accrued taxes on income	846	2,951	*	2,105
Allowance for losses on construction contracts	341	300		(40)
Other current liabilities	386,451	372,712		(13,738)
Total current liabilities	756,855	746,070		(10,784)

TOTAL LIABILITIES	1,702,049	1,698,603		(3,446)

NET ASSETS
Shareholders’ equity
Common stock	335,000	335,000		—
Capital surplus	1,499,726	1,499,726		—
Earned surplus	215,403	191,590		(23,813)
Total shareholders’ equity	2,050,130	2,026,317		(23,813)
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	520	342		(178)
Total unrealized gains (losses), translation adjustments, and others	520	342		(178)

TOTAL NET ASSETS	2,050,650	2,026,659		(23,991)

TOTAL LIABILITIES AND NET ASSETS	3,752,700	3,725,262		(27,437)

Note:	*	NTT East participates in a consolidated tax return system which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2007		Three months ended June 30, 2008		Increase (Decrease)	Year ended March 31, 2008
Telecommunications businesses
Operating revenues	459,965		452,080		(7,885)	1,868,925
Operating expenses	444,449		444,679		229	1,827,280
Operating income from telecommunications businesses	15,515		7,400		(8,114)	41,644
Supplementary businesses
Operating revenues	27,243		24,718		(2,524)	133,834
Operating expenses	25,726		25,378		(347)	130,487
Operating income (losses) from supplementary businesses	1,516		(660)		(2,176)	3,347
Operating income	17,032		6,740		(10,291)	44,992
Non-operating revenues:
Interest income	25		5		(19)	55
Lease and rental income	13,337		13,488		150	56,131
Miscellaneous income	3,607		1,212		(2,395)	10,009
Total non-operating revenues	16,970		14,706		(2,264)	66,196
Non-operating expenses:
Interest expenses	3,487		3,076		(411)	13,575
Lease and rental expenses	5,256		5,283		26	23,329
Miscellaneous expenses	716		414		(301)	6,824
Total non-operating expenses	9,460		8,773		(686)	43,730
Recurring profit	24,542		12,673		(11,869)	67,459
Special profits	7,067		5,122		(1,944)	178,548
Special losses	—		—		—	78,307
Income before income taxes	31,609		17,796		(13,813)	167,699
Corporation, inhabitant, and enterprise taxes	12,408	*	8,109	*	(4,299)	13,781
Deferred tax expenses (benefits)	—	*	—	*	—	57,039
Net income	19,201		9,686		(9,514)	96,879

Note:	*	NTT East participates in a consolidated tax return system which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2008
Voice transmission services revenues (excluding IP services revenues)	268,514	237,682	(30,832)	(11.5%)	1,031,970
Monthly charge revenues*	174,684	159,399	(15,285)	(8.8%)	678,431
Call rates revenues*	33,394	27,311	(6,082)	(18.2%)	123,553
Interconnection call revenues*	38,172	31,579	(6,593)	(17.3%)	144,970
IP services revenues	105,156	132,184	27,028	25.7%	462,693
Leased circuit services revenues (excluding IP services revenues)	46,206	43,338	(2,868)	(6.2%)	180,809
Telegram services revenues	6,787	6,318	(469)	(6.9%)	24,210
Other telecommunications services revenues	33,299	32,557	(742)	(2.2%)	169,240
Telecommunications total revenues	459,965	452,080	(7,885)	(1.7%)	1,868,925
Supplementary business total revenues	27,243	24,718	(2,524)	(9.3%)	133,834
Total operating revenues	487,208	476,798	(10,409)	(2.1%)	2,002,760

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase (Decrease)	Year ended March 31, 2008
Cash flows from operating activities:

Income before income taxes	31,609	17,796	(13,813)	167,699

Depreciation and amortization	106,589	107,172	582	432,087

Loss on disposal of property, plant and equipment	3,818	3,380	(437)	19,950

Gains on sales of fixed assets	(7,067)	(5,122)	1,944	(53,722)

Increase (decrease) in liability for employees’ retirement benefits	(6,640)	(2,086)	4,554	(55,469)

(Increase) decrease in accounts receivable	35,436	15,184	(20,252)	63,455

(Increase) decrease in inventories	389	(2,357)	(2,746)	(280)

Increase (decrease) in accounts payable and accrued expenses	(120,882)	(52,858)	68,023	(49,343)

Increase (decrease) in accrued consumption tax	1,468	2,347	878	(1,655)

Other	(4,832)	(1,667)	3,164	(20,079)

Sub-total	39,890	81,788	41,897	502,643

Interest and dividends received	843	512	(331)	3,995

Interest paid	(2,999)	(2,803)	195	(14,701)

Income taxes received (paid)	(301)	(124)	177	10,664

Net cash provided by (used in) operating activities	37,433	79,373	41,939	502,601

Cash flows from investing activities:

Payments for property, plant and equipment	(124,757)	(136,213)	(11,456)	(451,701)

Proceeds from sale of property, plant and equipment	7,866	7,224	(641)	59,853

Payments for purchase of investment securities	—	(1,403)	(1,403)	(5,011)

Proceeds from sale of investment securities	2,973	22	(2,951)	3,154

Other	542	228	(313)	2,546

Net cash provided by (used in) investing activities	(113,375)	(130,140)	(16,765)	(391,159)

Cash flows from financing activities:

Proceeds from issuance of long-term debt	60,000	100,000	40,000	190,000

Payments for settlement of long-term debt	(24,365)	(90,258)	(65,893)	(200,217)

Net increase (decrease) in short-term borrowings	19,000	35,993	16,993	(50,000)

Payments for settlement of lease obligations	—	(130)	(130)	(380)

Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	21,134	12,104	(9,030)	(94,097)

Net increase (decrease) in cash and cash equivalents	(54,806)	(38,663)	16,143	17,343
Cash and cash equivalents at beginning of period	117,559	134,903	17,343	117,559

Cash and cash equivalents at end of period	62,753	96,240	33,487	134,903

August 6, 2008

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2008

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the three months ended June 30, 2008 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

Inquiries:

Mr. Toshiya Katayama or Mr. Nobutaka Kakihara

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2008	June 30, 2008	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets-telecommunications businesses
Property, plant and equipment
Machinery and equipment	509,334	503,196	(6,137)
Antenna facilities	9,607	10,053	445
Terminal equipment	23,950	23,192	(758)
Local line facilities	828,452	823,294	(5,158)
Long-distance line facilities	5,472	5,077	(395)
Engineering facilities	605,432	599,565	(5,867)
Submarine line facilities	3,990	3,469	(520)
Buildings	479,146	468,994	(10,151)
Construction in progress	29,308	24,839	(4,468)
Other	260,871	257,884	(2,986)
Total property, plant and equipment	2,755,568	2,719,568	(35,999)
Intangible fixed assets	107,735	103,131	(4,604)
Total fixed assets-telecommunications businesses	2,863,304	2,822,699	(40,604)
Investments and other assets
Other investments and assets	220,577	219,667	(910)
Allowance for doubtful accounts	(1,466)	(1,490)	(23)
Total investments and other assets	219,110	218,177	(933)
Total fixed assets	3,082,415	3,040,877	(41,537)

Current assets:
Cash and bank deposits	135,901	94,931	(40,969)
Notes receivable	107	45	(62)
Accounts receivable, trade	303,431	261,717	(41,713)
Supplies	25,762	25,799	37
Other current assets	69,567	91,210	21,643
Allowance for doubtful accounts	(2,264)	(2,120)	143
Total current assets	532,504	471,584	(60,920)

TOTAL ASSETS	3,614,919	3,512,461	(102,458)

	(Millions of yen)
	March 31, 2008	June 30, 2008		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	1,021,032	962,782		(58,250)
Liability for employees’ retirement benefits	341,176	337,134		(4,042)
Reserve for unused telephone cards	11,360	10,684		(675)
Other long-term liabilities	55,326	55,080		(246)
Total long-term liabilities	1,428,895	1,365,680		(63,215)

Current liabilities:
Current portion of long-term borrowings from parent company	177,724	174,434		(3,290)
Accounts payable, trade	101,520	58,973		(42,547)
Short-term borrowings	100,000	150,000		50,000
Accrued taxes on income	540	311	*	(228)
Allowance for losses on construction contracts	161	—		(161)
Other current liabilities	325,093	277,755		(47,338)
Total current liabilities	705,041	661,475		(43,565)

TOTAL LIABILITIES	2,133,937	2,027,156		(106,780)

NET ASSETS
Shareholders’ equity
Common stock	312,000	312,000		—
Capital surplus	1,170,054	1,170,054		—
Earned surplus	(1,751)	2,532		4,283
Total shareholders’ equity	1,480,302	1,484,586		4,283
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	679	718		39
Total unrealized gains (losses), translation adjustments, and others	679	718		39

TOTAL NET ASSETS	1,480,982	1,485,305		4,322

TOTAL LIABILITIES AND NET ASSETS	3,614,919	3,512,461		(102,458)

Note:	*	NTT West participates in a consolidated tax return system which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2007		Three months ended June 30, 2008		Increase (Decrease)	Year ended March 31, 2008
Telecommunications businesses
Operating revenues	437,507		419,159		(18,347)	1,735,693
Operating expenses	429,424		417,336		(12,087)	1,719,173
Operating income from telecommunications businesses	8,082		1,822		(6,260)	16,520
Supplementary businesses
Operating revenues	31,916		33,675		1,759	165,539
Operating expenses	31,842		35,222		3,379	168,134
Operating income (losses) from supplementary businesses	73		(1,546)		(1,620)	(2,595)
Operating income	8,155		275		(7,880)	13,924
Non-operating revenues:
Interest income	5		5		(0)	39
Dividends received	1,799		3,394		1,594	7,070
Lease and rental income	11,828		10,885		(942)	45,876
Miscellaneous income	972		827		(145)	6,501
Total non-operating revenues	14,606		15,113		506	59,487
Non-operating expenses:
Interest expenses	5,008		5,142		134	24,746
Lease and rental expenses	4,013		4,525		511	18,037
Miscellaneous expenses	410		932		521	5,732
Total non-operating expenses	9,432		10,600		1,167	48,515
Recurring profit	13,329		4,788		(8,540)	24,896
Special profits	643		—		(643)	156,779
Special losses	—		—		—	111,719
Income before income taxes	13,972		4,788		(9,183)	69,957
Corporation, inhabitant, and enterprise taxes	5,024	*	505	*	(4,519)	(15,789)
Deferred tax expenses (benefits)	—	*	—	*	—	123,488
Net income (losses)	8,947		4,283		(4,664)	(37,742)

Note:	*	NTT West participates in a consolidated tax return system which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2008
Voice transmission services revenues (excluding IP services revenues)	264,303	233,434	(30,868)	(11.7)%	1,016,667
Monthly charge revenues*	171,129	155,937	(15,191)	(8.9)%	664,800
Call rates revenues*	31,670	25,170	(6,499)	(20.5)%	116,315
Interconnection call revenues*	40,569	34,639	(5,929)	(14.6)%	154,798
IP services revenues	90,136	108,704	18,567	20.6%	385,876
Leased circuit services revenues (excluding IP services revenues)	40,502	38,021	(2,480)	(6.1)%	158,294
Telegram services revenues	7,326	6,882	(444)	(6.1)%	27,235
Other telecommunications services revenues	35,238	32,117	(3,121)	(8.9)%	147,620
Telecommunications total revenues	437,507	419,159	(18,347)	(4.2)%	1,735,693
Supplementary business total revenues	31,916	33,675	1,759	5.5%	165,539
Total operating revenues	469,423	452,834	(16,588)	(3.5)%	1,901,232

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase (Decrease)	Year ended March 31, 2008
Cash flows from operating activities:
Income before income taxes	13,972	4,788	(9,183)	69,957
Depreciation and amortization	109,297	106,511	(2,786)	432,071
Loss on disposal of property, plant and equipment	4,364	3,922	(441)	20,304
Increase (decrease) in liability for employees’ retirement benefits	(11,753)	(4,042)	7,710	(69,706)
(Increase) decrease in accounts receivable	42,953	24,428	(18,525)	68,945
(Increase) decrease in inventories	816	(37)	(854)	6,815
Increase (decrease) in accounts payable and accrued expenses	(116,125)	(88,258)	27,867	(27,922)
Increase (decrease) in accrued consumption tax	1,261	2,595	1,333	(937)
Other	(657)	4,159	4,816	(40,166)

Sub-total	44,130	54,067	9,937	459,361
Interest and dividends received	1,805	3,399	1,594	7,109
Interest paid	(5,559)	(5,976)	(416)	(25,003)
Income taxes received (paid)	(420)	(833)	(413)	29,859

Net cash provided by (used in) operating activities	39,956	50,658	10,702	471,328
Cash flows from investing activities:
Payments for property, plant and equipment	(99,681)	(96,583)	3,097	(363,826)
Proceeds from sale of property, plant and equipment	16,990	14,455	(2,534)	24,631
Payments for purchase of investment securities	(136)	—	136	(6,665)
Proceeds from sale of investment securities	—	71	71	101
Other	1,031	877	(153)	1,018

Net cash provided by (used in) investing activities	(81,796)	(81,179)	617	(344,740)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	40,000	20,000	(20,000)	124,000
Payments for settlement of long-term debt	(31,625)	(81,540)	(49,915)	(212,625)
Net increase (decrease) in short-term borrowings	75,000	50,000	(25,000)	70,000
Payments for settlement of lease obligations	—	(253)	(253)	(1,115)
Dividends paid	(31,200)	—	31,200	(31,200)

Net cash provided by (used in) financing activities	52,174	(11,794)	(63,969)	(50,941)
Net increase (decrease) in cash and cash equivalents	10,333	(42,315)	(52,649)	75,646
Cash and cash equivalents at beginning of period	64,244	139,891	75,646	64,244

Cash and cash equivalents at end of period	74,578	97,575	22,997	139,891

August 6, 2008

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Three Months Ended June 30, 2008

TOKYO, JAPAN — NTT Communications (NTT Com) announced today its fiscal results for the three months ended June 30, 2008. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Non-Consolidated Comparative Statements of Cash Flows

#    #    #

About NTT Communications Corporation

NTT Com delivers high-quality voice, data and IP services to customers around the world. The company is renowned for its diverse information and communication services, expertise in managed networks, hosting and IP networking services, and industry leadership in IPv6 transit technology. The company’s extensive global infrastructure includes Arcstar™ private networks and a Tier 1 IP backbone (connected with major ISPs worldwide), both reaching more than 150 countries, as well as secure data centers in Asia, North America and Europe. NTT Com is the wholly owned subsidiary of Nippon Telegraph and Telephone Corporation, one of the world’s largest telecoms with listings on the Tokyo, London and New York stock exchanges. Please visit www.ntt.com.

For more information

(Ms.) Rui Ogawa or (Mr.) Shigehisa Takeda

Accounts and Finance Department, NTT Communications

Tel. +81 3 6700 4311

Email: infoaf@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2008	June 30, 2008	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets-telecommunications businesses
Property, plant and equipment
Machinery and equipment	139,957	142,245	2,288
Antenna facilities	1,999	1,970	(29)
Terminal equipment	1,676	1,610	(66)
Local line facilities	808	803	(4)
Long-distance line facilities	10,341	9,698	(642)
Engineering facilities	62,058	61,127	(930)
Submarine line facilities	7,079	6,401	(677)
Buildings	125,331	124,196	(1,135)
Construction in progress	23,464	18,654	(4,810)
Other	83,914	82,134	(1,780)
Total property, plant and equipment	456,633	448,843	(7,790)
Intangible fixed assets	111,182	104,656	(6,525)
Total fixed assets-telecommunications businesses	567,815	553,499	(14,315)
Investments and other assets
Investment securities	144,290	132,668	(11,621)
Other investments and assets	274,326	257,079	(17,246)
Allowance for doubtful accounts	(592)	(596)	(4)
Total investments and other assets	418,024	389,152	(28,872)
Total fixed assets	985,839	942,651	(43,188)

Current assets:
Cash and bank deposits	48,819	51,027	2,207
Notes receivable	128	347	218
Accounts receivable, trade	200,443	178,469	(21,974)
Supplies	7,125	7,800	674
Other current assets	61,842	70,204	8,362
Allowance for doubtful accounts	(2,077)	(1,275)	801
Total current assets	316,283	306,573	(9,710)

TOTAL ASSETS	1,302,123	1,249,225	(52,898)

	(Millions of yen)
	March 31, 2008	June 30, 2008		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	310,842	283,028		(27,814)
Liability for employees’ retirement benefits	70,661	71,324		662
Reserve for point services	2,720	3,015		295
Reserve for unused telephone cards	5,026	4,727		(299)
Other long-term liabilities	17,119	17,848		729
Total long-term liabilities	406,370	379,944		(26,425)

Current liabilities:
Current portion of long-term borrowings from parent company	103,923	81,640		(22,283)
Accounts payable, trade	51,399	22,759		(28,640)
Accounts payable, other	160,578	141,759		(18,818)
Accrued taxes on income	772	6,715	*	5,942
Allowance for losses on construction contracts	82	110		28
Allowance for losses from liquidation of subsidiaries	2,439	2,439		—
Other current liabilities	38,622	68,608		29,986
Total current liabilities	357,818	324,033		(33,784)

TOTAL LIABILITIES	764,189	703,978		(60,210)

NET ASSETS
Shareholders’ equity
Common stock	211,763	211,763		—
Capital surplus	131,615	131,615		—
Earned surplus	139,293	152,385		13,091
Total shareholders’ equity	482,672	495,764		13,091
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	55,261	49,482		(5,779)
Total unrealized gains (losses),translation adjustments, and others	55,261	49,482		(5,779)

TOTAL NET ASSETS	537,934	545,246		7,312

TOTAL LIABILITIES AND NET ASSETS	1,302,123	1,249,225		(52,898)

Note:	*	NTT Com participates in a consolidated tax return system which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2007		Three months ended June 30, 2008		Increase (Decrease)	Year ended March 31, 2008
Telecommunications businesses
Operating revenues	243,097		235,694		(7,402)	972,343
Operating expenses	215,575		206,645		(8,929)	877,830
Operating income from telecommunications businesses	27,521		29,048		1,526	94,513
Supplementary businesses
Operating revenues	34,229		38,156		3,927	182,161
Operating expenses	32,464		39,768		7,303	171,944
Operating income (losses) from supplementary businesses	1,764		(1,611)		(3,375)	10,217
Operating income	29,286		27,437		(1,848)	104,730
Non-operating revenues:
Interest income	595		284		(310)	1,444
Dividends received	4,004		5,917		1,913	8,435
Lease and rental income	4,323		4,037		(286)	16,675
Miscellaneous income	795		5,142		4,346	8,555
Total non-operating revenues	9,719		15,382		5,662	35,110
Non-operating expenses:
Interest expenses	2,623		1,713		(910)	9,200
Lease and rental expenses	1,854		2,340		486	11,455
Miscellaneous expenses	1,122		2,371		1,248	7,160
Total non-operating expenses	5,600		6,425		824	27,816
Recurring profit	33,405		36,393		2,988	112,025
Special profits	—		11,626		11,626	12,047
Special losses	5,082		—		(5,082)	30,423
Income before Income taxes	28,322		48,020		19,698	93,649
Corporation, inhabitant, and enterprise taxes	13,356	*	19,928	*	6,572	(8,493)
Deferred tax expenses (benefits)	—	*	—	*	—	39,368
Net income	14,966		28,092		13,125	62,774

Note:	*	NTT Com participates in a consolidated tax return system which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2008
Voice transmission services revenues (excluding IP services revenues)	114,151	106,417	(7,734)	(6.8)%	450,326
IP services revenues	81,011	85,244	4,232	5.2%	334,189
Open computer network services revenues*	36,133	38,118	1,984	5.5%	148,219
IP-Virtual private network services revenues*	17,176	17,902	726	4.2%	70,520
Wide-Area Ethernet services revenues*	12,500	13,682	1,182	9.5%	51,996
Data communications revenues (excluding IP services revenues)	38,144	33,941	(4,202)	(11.0)%	147,604
Leased circuit services revenues*	26,081	24,138	(1,943)	(7.5)%	102,540
Solution services revenues	36,675	41,487	4,811	13.1%	192,927
Others	7,343	6,760	(582)	(7.9)%	29,457
Total operating revenues	277,326	273,850	(3,475)	(1.3)%	1,154,505

*	Partial listing only

IV. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase (Decrease)	Year ended March 31, 2008
Cash flows from operating activities:
Income before income taxes	28,322	48,020	19,698	93,649
Depreciation and amortization	30,829	29,659	(1,170)	134,363
Loss on disposal of property, plant and equipment	610	549	(61)	16,175
Increase (decrease) in allowance for doubtful accounts	(623)	(797)	(173)	211
Increase (decrease) in liability for employees’ retirement benefits	(873)	662	1,536	(11,893)
(Increase) decrease in accounts receivable	33,466	17,199	(16,266)	21,992
(Increase) decrease in inventories	63	(674)	(738)	919
Increase (decrease) in accounts payable and accrued expenses	(36,108)	(41,475)	(5,367)	(2,987)
Increase (decrease) in accrued consumption tax	(2,297)	998	3,295	(3,662)
Other	(7,231)	(20,894)	(13,663)	10,464

Sub-total	46,159	33,248	(12,910)	259,231
Interest and dividends received	5,141	6,459	1,318	10,176
Interest paid	(3,344)	(1,693)	1,651	(9,917)
Income taxes received (paid)	(166)	(790)	(623)	(27,465)

Net cash provided by (used in) operating activities	47,789	37,224	(10,564)	232,025
Cash flows from investing activities:
Payments for property, plant and equipment	(23,314)	(40,625)	(17,311)	(88,506)
Proceeds from sale of property, plant and equipment	6,645	8,549	1,903	12,651
Payments for purchase of investment securities	(504)	(112)	392	(12,433)
Proceeds from sale of investment securities	1,584	30,530	28,945	6,457
Payments for long-term loans	—	(13,271)	(13,271)	(11,407)
Proceeds from long-term loans receivable	—	15,190	15,190	13,821
Other	(1,022)	1,312	2,334	(6,471)

Net cash provided by (used in) investing activities	(16,610)	1,574	18,184	(85,889)
Cash flows from financing activities:
Payments for settlement of long-term debt	(36,402)	(50,097)	(13,694)	(173,140)
Net increase (decrease) in short-term borrowings	—	28,215	28,215	13,538
Payments for settlement of lease obligations	—	253	253	(4,826)
Dividends paid	(9,000)	(15,000)	(5,999)	(9,000)

Net cash provided by (used in) financing activities	(45,403)	(36,629)	8,774	(173,428)
Effect of exchange rate changes on cash and cash equivalents	10	38	28	(99)
Net increase (decrease) in cash and cash equivalents	(14,214)	2,207	16,421	(27,391)
Cash and cash equivalents at beginning of period	76,211	48,819	(27,391)	76,211

Cash and cash equivalents at end of period	61,997	51,027	(10,969)	48,819

August 6, 2008

Nippon Telegraph and Telephone Corporation

Supplementary Data for

The Three Months Ended June 30, 2008

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.

1.	Number of Subscribers

	(Thousands)
	A As of Mar. 31, 2008	B As of Jun. 30, 2008			C As of Mar. 31, 2009 (Forecast)
			D			E
			Change	Progress		Change
			B-A	D/E		C-A
Telephone Subscriber Line	39,620	38,783	(837)	19.2%	35,261	(4,359)
NTT East	19,566	19,177	(389)	17.4%	17,336	(2,230)
NTT West	20,054	19,606	(448)	21.0%	17,925	(2,129)
INS-Net	6,414	6,243	(171)	20.3%	5,573	(841)
NTT East	3,339	3,250	(89)	19.0%	2,869	(470)
NTT West	3,075	2,993	(82)	22.0%	2,704	(371)
INS-Net 64	5,871	5,709	(162)	19.7%	5,046	(825)
NTT East	2,993	2,910	(83)	18.2%	2,535	(458)
NTT West	2,878	2,799	(79)	21.6%	2,512	(367)
INS-Net 1500	54	53	(1)	52.9%	53	(2)
NTT East	35	34	(1)	49.5%	33	(1)
NTT West	20	19	(0)	61.9%	19	(0)
Telephone Subscriber Line + INS-Net	46,034	45,026	(1,008)	19.4%	40,834	(5,200)
NTT East	22,904	22,426	(478)	17.7%	20,204	(2,700)
NTT West	23,129	22,599	(530)	21.2%	20,629	(2,500)
FLET’S ISDN	383	361	(22)	26.0%	298	(85)
NTT East	198	186	(12)	23.5%	148	(50)
NTT West	185	175	(10)	29.7%	150	(35)
FLET’S ADSL	4,656	4,486	(170)	17.5%	3,686	(970)
NTT East	2,410	2,325	(85)	14.2%	1,810	(600)
NTT West	2,246	2,161	(85)	23.0%	1,876	(370)
FLET’S Hikari	8,777	9,541	763	22.4%	12,177	3,400
NTT East	4,963	5,393	430	21.5%	6,963	2,000
NTT West	3,815	4,148	333	23.8%	5,215	1,400
Optical IP Phone Services (“Hikari Phone”)	5,725	6,368	643	19.8%	8,975	3,250
NTT East	3,065	3,387	323	17.9%	4,865	1,800
NTT West	2,661	2,981	320	22.1%	4,111	1,450
Conventional Leased Circuit	347	342	(5)	20.5%	326	(26)
NTT East	175	172	(3)	27.5%	165	(11)
NTT West	172	169	(2)	15.8%	156	(16)
High Speed Digital	238	228	(9)	25.4%	201	(37)
NTT East	129	124	(5)	23.0%	106	(23)
NTT West	109	104	(4)	29.3%	94	(14)
NTT Group Major ISPs	9,814	10,139	325	41.3%	10,600	786
OCN*	6,830	7,071	242	42.4%	7,400	570
Plala*	2,644	2,723	80	31.1%	2,900	256
Cellular	53,388	53,629	241	22.3%	54,470	1,080
FOMA*	43,949	45,200	1,251	22.5%	49,520	5,570
i-mode	47,993	48,061	68	10.3%	48,650	660
FOMA*	41,213	42,118	905	20.6%	45,610	4,400

Notes :	1	No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	2	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

	3	No. of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT East, and B FLET’S, Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT West.

	4	No. of Optical IP Phone Services is calculated by No. of thousand channels.

	5	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN* and Plala*.

	6	No. of communication module service subscribers is included in the No. of Cellular subscribers. Communication module service subscribers were 1,433,000 as of Mar. 31, 2008, 1,466,000 as of Jun. 30, 2008, and are forecasted to be 1,570,000 as of Mar. 31, 2009.

	7	Changes in No. of Cellular ( FOMA* is included) and i-mode subscribers as of Mar 31. 2009 (Revised Forecast) are forecasted net-increase.

	8	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of 2 in 1 in principle, and those FOMA subscriptions are included in the number of Cellular (FOMA* is included) subscribers.

	*	Partial listing only.

2.	Number of Employees

	(Person)
	A As of Jun. 30, 2007	B As of Jun. 30, 2008		C As of Mar. 31, 2009 (Forecast)
			Change
			B-A
NTT Consolidated	208,950	204,950	(4,000)	191,100
Core Group Companies
NTT (Holding)	2,950	2,950	0	2,900
NTT East	6,900	6,300	(600)	5,700
NTT West	6,000	5,850	(150)	5,750
NTT Communications	8,800	8,650	(150)	8,450
NTT DATA (Consolidated)	24,350	27,750	3,400	27,500
NTT DoCoMo (Consolidated)	22,050	22,600	550	21,700
(Reference) “Outsourcing Companies”
East Outsourcing Companies	42,500	36,200	(6,300)	33,100
West Outsourcing Companies	52,550	48,200	(4,350)	43,550

Notes :	1	Figures for NTT Consolidated do not include the No. of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of the next fiscal year.

	2	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies and companies in the administrative field, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies and companies in the facilities and equipment field, management and marketing field and administrative field. Figures for those companies include the No. of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of next fiscal year, as described below:

— As of Mar. 31, 2009 (Forecast) (East Outsourcing Companies: 950 employees, West Outsourcing Companies: 1,150 employees)

	3	Upon establishment of NTT EAST SOLUTIONS, 550 employees from each of NTT East and East Outsourcing Companies moved to NTT EAST SOLUTIONS as of Oct. 1, 2007.

	4	Due to review of network equipment design and maintenance structure, 1,400 employees from NTT East Outsourcing Companies moved to NTT-ME as of Apr. 1, 2008.

	5	Upon establishment of NTT WEST-HOMETECHNO companies, 4,450 employees from NTT West Outsourcing Companies moved to NTT WEST-HOMETECHNO companies as of Jul. 1, 2008, which has not been reflected on the forecast figures for the fiscal year ending March 31, 2009.

3.	Capital Investment

	(Billions of yen)
	A Three Months Ended Jun. 30, 2007	B Three Months Ended Jun. 30, 2008			C Year Ending Mar. 31, 2009 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated	446.9	455.2	8.4	21.5%	2,120.0
Core Group Companies
NTT (Holding)	4.5	9.4	4.9	21.1%	45.0
NTT East	97.8	107.0	9.1	23.5%	455.0
NTT West	87.5	72.1	(15.3)	16.8%	430.0
NTT Communications	12.4	17.4	5.0	16.6%	105.0
NTT DATA (Consolidated)	29.0	38.8	9.7	24.3%	160.0
NTT DoCoMo (Consolidated)	151.2	163.8	12.6	22.8%	719.0

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding))

	(Billions of yen)
	A Three Months Ended Jun. 30, 2007	B Three Months Ended Jun. 30, 2008			C Year Ending Mar. 31, 2009 (Forecast)

			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	2,585.3	2,593.6	8.3	24.1%	10,750.0
Fixed Voice Related Services	727.5	663.5	(64.0)	—	—
Mobile Voice Related Services	719.7	598.9	(120.7)	—	—
IP/Packet Communications Services	609.9	695.1	85.2	—	—
Sales of Telecommunications Equipment	144.1	216.4	72.2	—	—
System Integration	225.2	256.2	31.0	—	—
Other	158.8	163.5	4.7	—	—
Operating Expenses	2,286.0	2,221.5	(64.5)	23.2%	9,590.0
Cost of Services (exclusive of items shown separately below)	554.0	576.0	22.1	—	—
Cost of equipment sold (exclusive of items shown separately below)	341.7	266.5	(75.2)	—	—
Cost of systems integration (exclusive of items shown separately below)	140.4	159.8	19.4	—	—
Depreciation and amortization	507.4	503.8	(3.6)	—	—
Impairment loss	0.3	—	(0.3)	—	—
Selling, general and administrative expenses	742.3	715.5	(26.8)	—	—
Operating Income	299.2	372.1	72.8	32.1%	1,160.0
Income before Income Taxes	311.4	387.9	76.5	33.2%	1,170.0
Net Income	150.4	175.5	25.1	35.1%	500.0
(Ref.) Details of “Cost of services,” “Cost of equipment sold,” “Cost of systems integration” and “Selling, general and administrative expenses”
Personnel	485.7	483.1	(2.5)	—	—
Cost of services and equipment sold, and selling, general and administrative expenses	1,201.7	1,147.0	(54.7)	—	—
Loss on disposal of property, plant and equipment	32.1	30.0	(2.1)	—	—
Other expenses	58.8	57.6	(1.2)	—	—
Total	1,778.4	1,717.8	(60.6)	—	—
NTT (Holding) (JPN GAAP)
Operating Revenues	181.0	167.0	(13.9)	45.8%	365.0
Operating Expenses	35.1	36.2	1.0	21.3%	170.0
Operating Income	145.8	130.8	(14.9)	67.1%	195.0
Non-Operating Revenues	14.7	12.6	(2.0)	23.0%	55.0
Non-Operating Expenses	13.4	11.8	(1.6)	23.6%	50.0
Recurring Profit	147.1	131.6	(15.4)	65.8%	200.0
Net Income	144.8	130.1	(14.7)	65.4%	199.0

Note :	Consolidated figures for “Income before income taxes” and “Net income” under “NTT Consolidated (US GAAP)” for the three months ended Jun 30, 2007 have been adjusted to reflect the retroactive application of equity method accounting for an affiliate that newly became subject to application of the equity method as a result of additional share acquisitions subsequent to three months ended June 30, 2007.

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Three Months Ended Jun. 30, 2007	B Three Months Ended Jun. 30, 2008			C Year Ending Mar. 31, 2009 (Forecast)

			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	487.2	476.7	(10.4)	24.3%	1,960.0
Voice Transmission Services (excluding IP)	268.5	237.6	(30.8)	26.7%	890.0
IP Services	105.1	132.1	27.0	21.8%	605.0
Leased Circuit (excluding IP)	46.2	43.3	(2.8)	25.8%	168.0
Telegraph	6.7	6.3	(0.4)	31.6%	20.0
Others	33.2	32.5	(0.7)	20.7%	277.0
Supplementary Business	27.2	24.7	(2.5)
Operating Expenses	470.1	470.0	(0.1)	24.5%	1,920.0
Personnel	28.3	29.0	0.6	26.4%	110.0
Cost of services and equipment sold, and selling, general and administrative expenses	311.2	310.0	(1.1)	24.1%	1,285.0
Depreciation and amortization	104.3	105.0	0.6	25.3%	415.0
Loss on disposal of property, plant and equipment	6.7	6.5	(0.2)	18.7%	35.0
Taxes and public dues	19.4	19.3	(0.1)	25.8%	75.0
Operating Income	17.0	6.7	(10.2)	16.9%	40.0
Non-Operating Revenues	16.9	14.7	(2.2)	26.3%	56.0
Non-Operating Expenses	9.4	8.7	(0.6)	24.4%	36.0
Recurring Profit	24.5	12.6	(11.8)	21.1%	60.0
Net Income	19.2	9.6	(9.5)	14.7%	66.0
NTT West (JPN GAAP)
Operating Revenues	469.4	452.8	(16.5)	24.2%	1,871.0
Voice Transmission Services (excluding IP)	264.3	233.4	(30.8)	26.1%	893.0
IP Services	90.1	108.7	18.5	22.2%	490.0
Leased Circuit (excluding IP)	40.5	38.0	(2.4)	24.5%	155.0
Telegraph	7.3	6.8	(0.4)	27.5%	25.0
Others	35.2	32.1	(3.1)	21.4%	308.0
Supplementary Business	31.9	33.6	1.7
Operating Expenses	461.2	452.5	(8.7)	24.3%	1,866.0
Personnel	26.7	28.9	2.1	29.2%	99.0
Cost of services and equipment sold, and selling, general and administrative expenses	299.2	293.2	(5.9)	23.6%	1,245.0
Depreciation and amortization	107.5	104.3	(3.1)	25.5%	409.0
Loss on disposal of property, plant and equipment	8.9	7.9	(1.0)	19.4%	41.0
Taxes and public dues	18.8	18.0	(0.7)	25.1%	72.0
Operating Income	8.1	0.2	(7.8)	5.5%	5.0
Non-Operating Revenues	14.6	15.1	0.5	30.8%	49.0
Non-Operating Expenses	9.4	10.6	1.1	24.1%	44.0
Recurring Profit	13.3	4.7	(8.5)	47.9%	10.0
Net Income	8.9	4.2	(4.6)	71.4%	6.0

Notes :

1  Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended Jun 30, 2008 include monthly charges, call charges and interconnection charges of 159.3 billion yen, 27.3 billion yen and 31.5 billion yen for NTT East, and 155.9 billion yen, 25.1 billion yen and 34.6 billion yen for NTT West, respectively.

2  Operating Revenues from IP services of NTT East and NTT West for the three months ended Jun 30, 2008 include FLET’S Hikari and Optical IP telephone (Hikari Phone) (including monthly charges, call charges and connection device charges) of 66.1 billion yen and 18.4 billion yen for NTT East, and 51.8 billion yen and 14.4 billion yen for NTT West, respectively.

—     FLET’S Hikari includes B FLET’S and FLET’S Hikari Next(launched on March 31, 2008) provided by NTT East and B FLET’S, Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT West.

4.	Financial Results and Projections (NTT Communications, NTT DATA, NTT DoCoMo)

	(Billions of yen)
	A Three Months Ended Jun. 30, 2007	B			C
		Three Months Ended			Year Ending
		Jun. 30, 2008			Mar. 31, 2009 (Forecast)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	277.3	273.8	(3.4)	24.4%	1,122.0
Voice Transmission Services (excluding IP)	114.1	106.4	(7.7)	26.0%	409.0
IP Services	81.0	85.2	4.2	24.2%	352.0
Data Transmission Services (excluding IP)	38.1	33.9	(4.2)	25.9%	131.0
Leased Circuit*	26.0	24.1	(1.9)	25.1%	96.0
Solutions Business	36.6	41.4	4.8	20.3%	204.0
Others	7.3	6.7	(0.5)	26.0%	26.0
Operating Expenses	248.0	246.4	(1.6)	24.3%	1,012.0
Personnel	23.3	23.7	0.3	25.5%	93.0
Cost of services and equipment sold, and selling, general and administrative expenses	113.1	116.6	3.4	24.2%	777.0
Communication Network Charges	77.2	71.3	(5.9)
Depreciation and amortization	30.2	30.6	0.3	25.7%	119.0
Loss on disposal of property, plant and equipment	0.8	1.0	0.2	9.9%	11.0
Taxes and public dues	3.1	3.0	(0.1)	25.2%	12.0
Operating Income	29.2	27.4	(1.8)	24.9%	110.0
Non-Operating Revenues	9.7	15.3	5.6	57.0%	27.0
Non-Operating Expenses	5.6	6.4	0.8	23.8%	27.0
Recurring Profit	33.4	36.3	2.9	33.1%	110.0
Net Income	14.9	28.0	13.1	39.6%	71.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	218.1	244.9	26.7	21.9%	1,120.0
Systems Integration Business	165.4	183.0	17.6	21.4%	857.0
Network System Business	17.9	18.9	0.9	24.6%	77.0
Others	55.0	62.7	7.6	22.2%	282.0
Elimination or corporate	(20.2)	(19.7)	0.5	20.6%	(96.0)
Cost of Sales	159.4	182.7	23.3	21.6%	845.0
Gross Profit	58.7	62.1	3.4	22.6%	275.0
Selling and General Expense	38.6	40.9	2.3	24.1%	170.0
Operating Income	20.0	21.1	1.0	20.1%	105.0
Non-Operating Income (loss)	0.6	(0.3)	(0.9)	7.6%	(4.0)
Recurring Profit	20.6	20.8	0.1	20.6%	101.0
Net Income	11.8	11.9	0.0	22.1%	54.0
NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	1,182.9	1,170.2	(12.6)	24.5%	4,768.0
Wireless Services	1,062.3	977.5	(84.8)	25.7%	3,803.0
Cellular Services	1,032.7	936.4	(96.3)	26.0%	3,605.0
Voice	702.8	570.3	(132.5)	27.0%	2,109.0
Packet Communications	329.8	366.1	36.2	24.5%	1,496.0
PHS	3.8	—	—	—	—
Others	25.8	41.1	15.3	20.7%	198.0
Equipment sales	120.6	192.8	72.2	20.0%	965.0
Operating Expenses	979.0	873.8	(105.2)	22.2%	3,938.0
Personnel	62.8	63.2	0.4	25.3%	250.0
Cost of services and equipment sold, and selling, general and administrative expenses	633.5	544.0	(89.6)	21.7%	2,507.0
Depreciation and amortization	177.1	168.5	(8.6)	22.4%	751.0
Loss on disposal of property, plant and equipment	7.6	6.0	(1.5)	9.6%	63.0
Communication Network Charges	88.1	82.3	(5.8)	25.2%	327.0
Taxes and public dues	9.8	9.7	(0.1)	24.2%	40.0
Operating Income	203.9	296.5	92.6	35.7%	830.0
Non-Operating Income (loss)	1.6	(8.1)	(9.7)	—	5.0
Income before Tax	205.5	288.4	83.0	34.5%	835.0
Net Income	122.8	173.5	50.7	34.5%	503.0

Notes:

1  Operating Revenues from Voice Transmission (excluding IP) of NTT Communications for the three months ended Jun. 30, 2008 include revenues from telephone subscriber lines (56.9 billion yen). Operating Revenues from IP services include revenues from OCN (38.1 billion yen), IP-VPN (17.9 billion yen) and e-VLAN (13.6 billion yen). Operating Revenue from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (2.2 billion yen) and Operating Revenues from Leased Circuit include conventional leased circuits (1.6 billion yen) and high-speed digital (10.4 billion yen).

2  PHS (personal handy-phone) service was terminated on January 7, 2008.

*  Partial listing only.

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per telephone user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the No. of active subscribers to the relevant services.

In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers and the impact of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	1st Quarter Ended Jun. 30, 2007 (From Apr. to Jun., 2007)	1st Quarter Ended Jun. 30, 2008 (From Apr. to Jun., 2008)	Year Ended Mar. 31, 2008	Year Ending Mar. 31, 2009 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	3,120	3,060	3,110	3,040
Telephone Subscriber Lines ARPU	2,730	2,680	2,720	2,660
INS-NET Subscriber Lines ARPU	5,410	5,340	5,390	5,290
FLET’S Hikari ARPU	5,060	5,440	5,310	5,530
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,970	2,920	2,960	2,910
Telephone Subscriber Lines ARPU	2,620	2,580	2,610	2,570
INS-NET Subscriber Lines ARPU	5,240	5,150	5,220	5,200
FLET’S Hikari ARPU	5,350	5,550	5,460	5,750
NTT DoCoMo
Cellular Aggregate ARPU (FOMA+mova)	6,560	5,890	6,360	5,640
Voice ARPU (FOMA+mova)	4,440	3,560	4,160	3,280
Packet ARPU (FOMA+mova)	2,120	2,330	2,200	2,360
i-mode ARPU (FOMA+mova)*	2,090	2,290	2,170	2,320
ARPU generated purely from i-mode (FOMA+mova)	2,270	2,480	2,350	2,520
Cellular Aggregate ARPU (FOMA)	7,370	6,260	6,990	5,920
Voice ARPU (FOMA)	4,710	3,630	4,340	3,310
Packet ARPU (FOMA)	2,660	2,630	2,650	2,610
i-mode ARPU (FOMA)*	2,630	2,590	2,610	2,560
ARPU generated purely from i-mode (FOMA)	2,730	2,730	2,720	2,710
Cellular Aggregate ARPU (mova)	4,600	3,890	4,340	3,680
Voice ARPU (mova)	3,800	3,220	3,590	3,050
i-mode ARPU (mova)	800	670	750	630
ARPU generated purely from i-mode (mova)	970	860	930	830

*	Partial listing only.

Notes :	1 We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures.

•     Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenue from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

•     FLET’s Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services and Supplementary Business, and revenues from monthly charges, call charges and device connection charges for Hikari Phone, which are included in operating revenues from IP Services.

—  FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT East and B FLET’S, Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT West.

—  Commencing in the fiscal year ending March 31, 2009, NTT East has begun including in its FLET’S Hikari ARPU calculation revenues from NTT East’s “FLET’S VIRUS CLEAR” anti-virus software option, which are part of NTT East’s operating revenues from Supplementary Business. As a result of this new calculation methodology, NTT East’s FLET’S Hikari ARPU for the three months ended June 30, 2007, September 30, 2007, December 31, 2007 and March 31, 2008, and the fiscal year ended March 31, 2008 increased, respectively, by 0yen, 0yen, 10yen, 10yen, and 10yen (representing, respectively, 0.0%, 0.0%, 0.2%, 0.2% and 0.2% of NTT East’s total FLET’S Hikari ARPU for the same periods). NTT East’s forecast FLET’S Hikari ARPU for the fiscal year ending March 31, 2009 increased by 30yen (representing 0.5% of NTT East’s total FLET’S Hikari ARPU for the same periods). Revenues from NTT East’s “FLET’S VIRUS CLEAR” anti-virus software contributed 10yen to NTT East’s FLET’S Hikari ARPU for the three months ended June 30, 2008 (representing 0.2% of NTT East’s total FLET’s Hikari ARPU for the same period). Similarly, revenues from NTT West’s “Security Function License Plus” anti-virus software option, which are part of NTT West’s operating revenues from Supplemental Business, are included in the calculation of FLET’S Hikari ARPU for NTT West. Revenues from NTT West’s “Security Function License Plus” software contributed less than one yen to NTT West’s FLET’S Hikari ARPU for each of the three month periods ended June 30, 2007, September 30, 2007, December 31, 2007, March 31, 2008 and June 30, 2008. NTT West’s Security Function License Plus revenues consist of fees paid by FLET’S Hikari customers for additional licenses to NTT West’s anti-virus software. The initial license is included in the basic service package for the relevant FLET’S Hikari service.

2  Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

3  For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, No. of subscribers is determined using the No. of lines for each service.

4  In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

5  For purposes of calculating FLET’S Hikari ARPU, No. of subscribers is determined based on No. of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT East and B FLET’S, Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT West.

6 We compute ARPU for our cellular business using 3 aggregate measures.

• Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

—  Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

• Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

—  Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

• Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).

—  Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

7 We show ARPU for our i-mode using two aggregate measures.

— i-mode ARPU is based on the No. of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.

— ARPU generated purely from i-mode is based on the No. of active subscribers to the i-mode service only.

8 Communications module service subscribers and the revenues therefrom are not included in the calculations of cellular ARPU.

9 No. of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

— 1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

— FY Results: Sum of No. of active subscribers** for each month from Apr. to Mar.

— FY Forecast: the average expected active No. of subscribers (No. of subscribers at end of previous Mar. + No. of expected subscribers at end of the following Mar.)/2 ×12

10 No. of active subscribers used in the ARPU calculation of NTT DoCoMo are as below.

— 1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

— FY Results/FY Forecast: Sum of No. of active subscribers** for each month from Apr. to Mar.

**active subscribers = (No. of subscribers at end of previous month + No. of expected subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2008	As of Jun. 30, 2008	As of Mar. 31, 2009 (Forecast)
Interest-Bearing Liabilities	4,677.2	4,950.9	4,800.0

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2008	Three Months Ended Jun. 30, 2008	Year Ending Mar. 31, 2009 (Forecast)
Operating Income	1,304.6 billion yen	372.1 billion yen	1,160.0 billion yen
EBITDA Margin	33.8%	34.6%	31.2%
Operating FCF	1,478.1 billion yen	442.3 billion yen	1,236.0 billion yen
ROCE	6.4%	—	5.6%

Note:	The reconciliation of Indices are as follows.

	Year Ended Mar. 31, 2008	Three Months Ended Jun. 30, 2008	Year Ending Mar. 31, 2009 (Forecast)
EBITDA Margin [(c/d)X100]	33.8%	34.6%	31.2%
a Operating Income	1,304.6 billion yen	372.1 billion yen	1,160.0 billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,302.4 billion yen	525.5 billion yen	2,196.0 billion yen
c EBITDA (a+b)	3,607.0 billion yen	897.5 billion yen	3,356.0 billion yen
d Operating Revenues	10,680.9 billion yen	2,593.6 billion yen	10,750.0 billion yen
Operating FCF [(c-d)]	1,478.1 billion yen	442.3 billion yen	1,236.0 billion yen
a Operating Income	1,304.6 billion yen	372.1 billion yen	1,160.0 billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,302.4 billion yen	525.5 billion yen	2,196.0 billion yen
c EBITDA (a+b)	3,607.0 billion yen	897.5 billion yen	3,356.0 billion yen
d Capital Investment	2,128.9 billion yen	455.2 billion yen	2,120.0 billion yen
ROCE [(b/c)X100]	6.4%	—	5.6%
a Operating Income	1,304.6 billion yen	—	1,160.0 billion yen
(Normal Statutory Tax Rate)	41%	—	41%
b Operating Income X(1-Normal Statutory Tax Rate)	770.8 billion yen	—	684.4 billion yen
c Operating Capital Employed	11,989.8 billion yen	—	12,231.0 billion yen

Note:	Figures for consolidated capital investment are the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2008	Three Months Ended Jun. 30, 2008
NTT Consolidated Capital Investment	2,128.9	455.2
Payments for property, plant and equipment	1,259.7	478.2
Acquisition of intangible and other assets	728.6	90.9
Other differences	140.5	(113.9)

Consolidated Statements of Income

	(Millions of yen)
	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase (Decrease)	Year ended March 31, 2008
Operating revenues:
Fixed voice related services	727,515	663,530	(63,985)	2,831,138
Mobile voice related services	719,660	598,932	(120,728)	2,739,832
IP/packet communications services	609,902	695,066	85,164	2,567,440
Sales of telecommunications equipment	144,146	216,374	72,228	653,499
System integration	225,249	256,236	30,987	1,156,997
Other	158,800	163,450	4,650	731,985
Total operating revenues	2,585,272	2,593,588	8,316	10,680,891
Operating expenses:
Cost of services (exclusive of items shown separately below)	553,962	576,032	22,070	2,419,148
Cost of equipment sold (exclusive of items shown separately below)	341,712	266,513	(75,199)	1,262,789
Cost of system integration (exclusive of items shown separately below)	140,397	159,773	19,376	794,867
Depreciation and amortization	507,399	503,756	(3,643)	2,161,878
Impairment loss	286	—	(286)	5,032
Selling, general and administrative expenses	742,286	715,451	(26,835)	3,047,236
Write-down of goodwill and other intangible assets	—	—	—	2,888
Gain on transfer of the substitutional portion of the Employee Pension Fund	—	—	—	(317,556)
Total operating expenses	2,286,042	2,221,525	(64,517)	9,376,282

Operating income	299,230	372,063	72,833	1,304,609

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(16,958)	(15,182)	1,776	(63,775)
Interest income	6,653	6,323	(330)	24,495
Other, net	22,456	24,697	2,241	56,962
Total other income and expenses	12,151	15,838	3,687	17,682
Income (loss) before income taxes	311,381	387,901	76,520	1,322,291
Income tax expense (benefit):	112,745	148,260	35,515	520,777
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	198,636	239,641	41,005	801,514
Minority interest in consolidated subsidiaries	51,416	67,642	16,226	197,384
Equity in earnings (losses) of affiliated companies	3,167	3,535	368	31,026
Net income (loss)	150,387	175,534	25,147	635,156

Note:	NTT has retroactively applied the equity method of accounting to prior periods for an affiliate investment (which was previously accounted for as “Marketable securities and other investments”) as a result of the acquisition by NTT Group of additional shares of the affiliate subsequent to the three months ended June 30, 2007, in accordance with Accounting Principles Board (“APB”) Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock.” Consequently, previously reported figures for the three months ended June 30, 2007 have been adjusted accordingly.

Consolidated Statements of Cash Flows

	(Millions of yen)
	Three months ended June 30, 2007	Three months ended June 30, 2008	Increase (Decrease)	Year ended March 31, 2008
I Cash flows from operating activities:

Net income (loss)	150,387	175,534	25,147	635,156
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization	507,399	503,756	(3,643)	2,161,878
Impairment loss	286	—	(286)	5,032
Minority interest in consolidated subsidiaries	51,416	67,642	16,226	197,384
Write-down of goodwill and other intangible assets	—	—	—	2,888
Loss on disposal of property, plant and equipment	23,169	21,716	(1,453)	140,511
Gain on transfer of the substitutional portion of the Employee Pension Fund	—	—	—	(317,556)
Equity in (earnings) losses of affiliated companies	(3,167)	(3,535)	(368)	(31,026)
(Increase) decrease in notes and accounts receivable, trade	198,345	179,137	(19,208)	289,627
(Increase) decrease in inventories	(73,503)	(86,780)	(13,277)	(34,582)
(Increase) decrease in other current assets	(63,394)	(289,554)	(226,160)	(23,310)
Increase (decrease) in accounts payable, trade and accrued payroll	(274,939)	(294,360)	(19,421)	(80,883)
Increase (decrease) in accrued consumption tax	1,949	14,298	12,349	(9,632)
Increase (decrease) in accrued interest	1,136	86	(1,050)	(2,732)
Increase (decrease) in advances received	19,268	10,758	(8,510)	50,875
Increase (decrease) in accrued taxes on income	(35,070)	(114,937)	(79,867)	125,494
Increase (decrease) in other current liabilities	92,437	30,860	(61,577)	(12,562)
Increase (decrease) in liability for employees’ retirement benefits, net of deferred pension costs	(6,874)	(19,946)	(13,072)	(183,377)
Increase (decrease) in other long-term liabilities	28,637	11,456	(17,181)	51,957

Other	(7,146)	(47,792)	(40,646)	125,650

Net cash provided by operating activities	610,336	158,339	(451,997)	3,090,792

II Cash flows from investing activities:
Payments for property, plant and equipment	(426,290)	(478,237)	(51,947)	(1,259,719)
Proceeds from sale of property, plant and equipment	13,927	18,013	4,086	81,991
Payments for purchase of non-current investments	(36,505)	(10,519)	25,986	(199,780)
Proceeds from sale and redemption of non-current investments	63,491	37,179	(26,312)	124,183
Payments for purchase of short-term investments	(6,806)	(421)	6,385	(14,293)
Proceeds from redemption of short-term investments	247	3,444	3,197	5,586

Acquisition of intangibles and other assets	(218,722)	(90,908)	127,814	(728,610)

Net cash used in investing activities	(610,658)	(521,449)	89,209	(1,990,642)

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	145,218	353,429	208,211	508,922
Payments for settlement of long-term debt	(282,634)	(227,556)	55,078	(878,267)
Dividends paid	(55,279)	(61,374)	(6,095)	(117,468)
Proceeds from sale of (payments for acquisition of) treasury stock, net	26	43	17	(95,650)
Acquisition of treasury stocks by subsidiary	(72,998)	(49,998)	23,000	(173,002)

Net increase (decrease) in short-term borrowings and other	76,658	109,289	32,631	29,081

Net cash provided by (used in) financing activities	(189,009)	123,833	312,842	(726,384)

IV Effect of exchange rate changes on cash and cash equivalents	266	(3,820)	(4,086)	(455)

V Net increase (decrease) in cash and cash equivalents	(189,065)	(243,097)	(54,032)	373,311

VI Cash and cash equivalents at beginning of period	796,255	1,169,566	373,311	796,255

VII Cash and cash equivalents at end of period	607,190	926,469	319,279	1,169,566

Note:	NTT has retroactively applied the equity method of accounting to prior periods for an affiliate investment (which was previously accounted for as “Marketable securities and other investments”) as a result of the acquisition by NTT Group of additional shares of the affiliate subsequent to the three months ended June 30, 2007, in accordance with Accounting Principles Board (“APB”) Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock.” Consequently, previously reported figures for the three months ended June 30, 2007 have been adjusted accordingly.